NO ACT

16
12-21-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15008393

DIVISION OF
CORPORATION FINANCE

February 10, 2016

Mark S. Kingsley
Kaye Scholer LLP
mark.kingsley@kayescholer.com

Act: 1934
Section: 14a-8 (COPS)
Rule:
Public
Availability: 2-10-16

Re: Spirit AeroSystems Holdings, Inc.
Incoming letter dated December 21, 2015

Dear Mr. Kingsley:

This is in response to your letters dated December 21, 2015 and January 28, 2016 concerning the shareholder proposal submitted to Spirit Holdings by John Chevedden. We also have received letters from the proponent dated January 6, 2016, January 25, 2016, January 31, 2016, February 5, 2016 and February 9, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 10, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Spirit AeroSystems Holdings, Inc.
Incoming letter dated December 21, 2015

The proposal requests that the board initiate the appropriate process to amend the company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections. The proposal provides that a director who receives less than such a majority vote be removed from the board immediately or as soon as a replacement director can be qualified on an expedited basis.

There appears to be some basis for your view that Spirit Holdings may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Spirit Holdings will provide shareholders at Spirit Holdings' 2016 annual meeting with an opportunity to approve an amendment to Spirit Holdings' amended and restated bylaws to implement a majority vote standard in uncontested elections of directors. Accordingly, we will not recommend enforcement action to the Commission if Spirit Holdings omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Spirit Holdings relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 9, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
Spirit AeroSystems Holdings, Inc. (SPR)
Directors to be Elected by Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 21, 2015 no-action request.

The company's toothless-tiger response to this rule 14a-8 proposal topic could result in a 2017 rule 14a-8 proposal to the company on the same topic as this proposal – perhaps with a modified title:
Give Shareholders Final Say on Election of Directors

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: Joseph T. Boyle <joseph.t.boyle@spiritaero.com>

[SPR: Rule 14a-8 Proposal, October 19, 2015]

Proposal 4 – Directors to be Elected by Majority Vote

Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats. This proposal includes that a director who receives less than such a majority vote be removed from the board immediately or as soon as a replacement director can be qualified on an expedited basis.

In order to provide shareholders a meaningful role in director elections, our Company's current director election standard should be changed from a plurality vote standard to a majority vote standard. The majority vote standard is the most appropriate voting standard for director elections where only board nominated candidates are on the ballot.

This will establish a more meaningful vote standard for board nominees and could lead to improved performance by individual directors and the entire board. Under our Company's current voting system, a director nominee can be elected with as little as one yes-vote. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. More than 77% of the companies in the S&P 500 have adopted majority voting for uncontested elections. Our company has an opportunity to join the growing list of companies that have already adopted this standard.

Please vote to enhance shareholder value:

Directors to be Elected by Majority Vote – Proposal 4

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 5, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Spirit AeroSystems Holdings, Inc. (SPR)
Directors to be Elected by Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 21, 2015 no-action request.

The company apparently emailed a letter to the Staff on Thursday, January 28, 2016 and then emailed it to the proponent on late afternoon Sunday, January 31, 2016. The company did not advise whether a proponent copy was in the snail mail. The proponent has not received any snail mail from the company yet of its January 28, 2016 letter to the Staff.

There should be a penalty for companies doing this.

There will be at least one more response to the company no action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: Joseph T. Boyle <joseph.t.boyle@spiritaero.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 31, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Spirit AeroSystems Holdings, Inc. (SPR)
Directors to be Elected by Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 21, 2015 no-action request.

Attached is further evidence of companies seeking unfair advantage by apparently emailing no action related papers to the Staff and delaying the proponent copy.

According to the attachment the company apparently emailed a letter to the Staff on Thursday, January 28, 2016 and then emailed it to the proponent on late afternoon Sunday, January 31, 2016. The company has not advised whether a proponent copy is in the snail mail.

There should be a penalty for companies doing this.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: Joseph T. Boyle <joseph.t.boyle@spiritaero.com>

------ Forwarded Message
From: "Menchel, David" <David.Menchel@kayescholer.com>
Date: Sun, 31 Jan 2016 23:37:18 +0000
To: John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
Subject: FW: Supplemental Letter Related to 12/21/15 No-Action Request (Shareholder Proposal)

Mr. Chevedden,

Attached please find the letter we submitted to the SEC on behalf of our client Spirit AeroSystems Holdings, Inc.

David Menchel
Kaye Scholer LLP
250 West 55th Street | New York, New York 10019-9710
T: (212) 836-8241 | F: (212) 836-6298
david.menchel@kayescholer.com | www.kayescholer.com <http://www.kayescholer.com>

From: Menchel, David
Sent: Thursday, January 28, 2016 6:45 PM
To: 'shareholderproposals@sec.gov'
Cc: 'Boyle, Joseph T'; Kingsley, Mark
Subject: Supplemental Letter Related to 12/21/15 No-Action Request (Shareholder Proposal)

Proponent omitted

Dear Sir or Madam:

Attached please find a supplemental letter that we are submitting on behalf of our client Spirit AeroSystems Holdings, Inc. in connection with the no-action request letter that we submitted on December 21, 2015.

At your nearest convenience, kindly please acknowledge receipt of this submission.

Thank you,

David Menchel
Kaye Scholer LLP
250 West 55th Street | New York, New York 10019-9710
T: (212) 836-8241 | F: (212) 836-6298
david.menchel@kayescholer.com | www.kayescholer.com <http://www.kayescholer.com>

------ End of Forwarded Message

KAYE | SCHOLER LLP

250 West 55th Street
New York, NY 10019-9710
+1 212 836 8000 main
+1 212 836 6792 fax

January 28, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Spirit AeroSystems Holdings, Inc.*
Shareholder Proposal of John Chevedden
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This supplemental letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission by Spirit AeroSystems Holdings, Inc. (the "Company"). The Company submitted a request for no-action relief to the Staff on December 21, 2015, a copy of which is attached as Exhibit A (the "December 21st Letter"), relating to the Company's intent to exclude from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent").

In the December 21st Letter, the Company indicated that its Board of Directors (the "Board") would be presented with proposed bylaw amendments that would substantially implement the Proposal and that it would file a supplemental letter with the Staff if and when the proposed bylaw amendments were approved by the Board. This letter is being submitted to inform the Staff that the Board approved the amended bylaws on January 27, 2016, in the form set forth in Exhibit C to the December 21st Letter.

To address the timing requirements of Rule 14a-8(j), we submitted the December 21st Letter subsequent to action by the Corporate Governance and Nominating Committee approving the commencement of a process to amend the Company's bylaws, but in advance of the Board meeting scheduled to consider and adopt such amended bylaws. The Staff has consistently granted no-action requests under Rule 14a-8(i)(10) when a company's initial request indicated that the company intended to recommend to its board that it take action substantially implementing the stockholder proposal, followed by supplemental notification to the Staff confirming that the board has taken the action described. See, e.g., NETGEAR, Inc. (avail.

March 31, 2015); Medivation, Inc. (avail. March 13, 2015); 3D Systems Corporation (avail. January 21, 2015); Visa Inc. (avail. November 14, 2014), Hewlett-Packard Company (avail. December 19, 2013), Starbucks Corp. (avail. November 27, 2012) and DIRECTV (avail. February 22, 2011).

Pursuant to Section G.9 of the Staff Legal Bulletin No. 14 (July 13, 2011), we have concurrently sent copies of this correspondence to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to joseph.t.boyle@spiritaero.com and mark.kingsley@kayescholer.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 836-7092 or Joseph Boyle, the Company's Deputy General Counsel and Assistant Secretary, at (316) 523-0655.

Sincerely,



Mark S. Kingsley
Kaye Scholer LLP

cc: Joseph Boyle, Deputy General Counsel, Spirit AeroSystems Holdings, Inc.
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 31, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Spirit AeroSystems Holdings, Inc. (SPR)
Directors to be Elected by Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 21, 2015 no-action request.

There is no notice or details of the assumed January 27, 2016 board action.

If the company belatedly gives notice, it is requested that the proponent have 7-days to respond since this is a busy time in the 2016 no action season.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: Joseph T. Boyle <joseph.t.boyle@spiritaero.com>

KAYE | SCHOLER LLP

250 West 55th Street
New York, NY 10019-9710
+1 212 836 8000 main
+1 212 836 6792 fax

January 28, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Spirit AeroSystems Holdings, Inc.*
Shareholder Proposal of John Chevedden
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This supplemental letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission by Spirit AeroSystems Holdings, Inc. (the "Company"). The Company submitted a request for no-action relief to the Staff on December 21, 2015, a copy of which is attached as Exhibit A (the "December 21st Letter"), relating to the Company's intent to exclude from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent").

In the December 21st Letter, the Company indicated that its Board of Directors (the "Board") would be presented with proposed bylaw amendments that would substantially implement the Proposal and that it would file a supplemental letter with the Staff if and when the proposed bylaw amendments were approved by the Board. This letter is being submitted to inform the Staff that the Board approved the amended bylaws on January 27, 2016, in the form set forth in Exhibit C to the December 21st Letter.

To address the timing requirements of Rule 14a-8(j), we submitted the December 21st Letter subsequent to action by the Corporate Governance and Nominating Committee approving the commencement of a process to amend the Company's bylaws, but in advance of the Board meeting scheduled to consider and adopt such amended bylaws. The Staff has consistently granted no-action requests under Rule 14a-8(i)(10) when a company's initial request indicated that the company intended to recommend to its board that it take action substantially implementing the stockholder proposal, followed by supplemental notification to the Staff confirming that the board has taken the action described. See, e.g., NETGEAR, Inc. (avail.

March 31, 2015); Medivation, Inc. (avail. March 13, 2015); 3D Systems Corporation (avail. January 21, 2015); Visa Inc. (avail. November 14, 2014), Hewlett-Packard Company (avail. December 19, 2013), Starbucks Corp. (avail. November 27, 2012) and DIRECTV (avail. February 22, 2011).

Pursuant to Section G.9 of the Staff Legal Bulletin No. 14 (July 13, 2011), we have concurrently sent copies of this correspondence to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to joseph.t.boyle@spiritaero.com and mark.kingsley@kayescholer.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 836-7092 or Joseph Boyle, the Company's Deputy General Counsel and Assistant Secretary, at (316) 523-0655.

Sincerely,



Mark S. Kingsley
Kaye Scholer LLP

cc: Joseph Boyle, Deputy General Counsel, Spirit AeroSystems Holdings, Inc.
John Chevedden

Exhibit A

December 21st Letter

KAYE | SCHOLER LLP

250 West 55th Street
New York, NY 10019-9710
+1 212 836 8000 main
+1 212 836 6792 fax

December 21, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Spirit AeroSystems Holdings, Inc.*
Shareholder Proposal of John Chevedden
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Spirit AeroSystems Holdings, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter (via email at shareholderproposals@sec.gov) with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE SHAREHOLDER PROPOSAL

The Proposal states:

> "Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats. This proposal includes that a director who receives less than such a majority vote be removed from the board immediately or as soon as a replacement director can be qualified on an expedited basis."

A copy of the Proposal is attached to this letter as Exhibit A. We have requested that the Proponent withdraw the Proposal, but the Proponent has failed to do so. Copies of related correspondence with the Proponent are attached to this letter as Exhibit B.

THE COMPANY PROPOSAL

At a meeting on October 19, 2016, the Corporate Governance and Nominating Committee of the Board of Directors of the Company (the "Board") approved the commencement of a process to include a proposal in the 2016 Proxy Materials to amend the Company's Fourth Amended and Restated Bylaws (the "Bylaws"), in order to provide for majority voting for directors in uncontested elections based upon votes cast, retain plurality voting in contested elections, and include the post-election procedures described below for circumstances where an incumbent director does not receive the requisite majority of votes cast. As a result of such approval, at the Company's next regularly scheduled Board meeting on January 27, 2016, the Board plans to consider, and is expected to approve, an amendment to the Bylaws reflecting the foregoing. The amendment will be presented to the Board in the form of the Fifth Amended and Restated Bylaws (the "Amended Bylaws"), a copy of which is attached to this letter as Exhibit C. Upon approval by the Board, the Amended Bylaws will be presented for approval by the Company's shareholders at the Company's 2016 Annual Meeting of Stockholders.

The Company will include a proposal in its 2016 Proxy Materials outlining the changes to the bylaws, declaring the proposal's advisability and recommending that the Company's shareholders approve the Amended Bylaws (the "Company Proposal").

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that, assuming the Board approves the Amended Bylaws at its meeting on January 27, 2016, the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) because upon such approval, which will have occurred almost two months before the Company expects to mail the 2016 Proxy

Materials to its stockholders, the Proposal will have been substantially implemented. Once the Board approves the Amended Bylaws on January 27, 2016, the Board will have initiated the process to amend the Bylaws to "provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections" with post-election resignation procedures when a director receives less than a majority vote. Thus, the Proposal will have already been substantially implemented, as discussed further below.

In the alternative, should the Staff not concur in our view that the Proposal may be excluded pursuant to Rule 14a-8(i)(10), we request that the Staff concur that the Proposal be excluded pursuant to Rule 14a-8(i)(9), because the post-election resignation procedures detailed in the last sentence of the Proposal directly conflict with those outlined in the Company Proposal and therefore a reasonable stockholder could not logically vote for both proposals. An affirmative vote on both proposals would render the Company unable to determine the post-election resignation procedure that its stockholders intended to support.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "fully effected" by the company. *See Exchange Act Release No. 19135* (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. *Exchange Act Release No. 20091, at § II.E.6.* (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," *1983 Release*, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See*, e.g., *Wal-Mart Stores, Inc.* (avail. Mar. 27, 2014); *The Dow Chemical Company* (avail. Mar. 18, 2014); *AT&T Inc.* (avail. Jan. 22, 2014); *Time Warner Inc.* (avail. Mar. 10, 2011); *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999).

The Staff has concurred that similar shareholder proposals calling for the implementation of provisions establishing a majority voting standard for director elections, like the Proposal, are excludable under Rule 14a-8(i)(10) where the proposal would be substantially implemented before the filing of the company's proxy materials. In *American International Group, Inc.* (Mar. 12, 2008), for example, the Staff excluded a shareholder proposal calling for majority vote to be implemented under Rule 14a-8(i)(10), where the amended bylaw, in a form attached to the no-action letter, would be presented to the company's board of directors for adoption, such that the proposal would be substantially implemented "prior to the filing of its definitive proxy materials," so long as the company filed a supplementary letter with the Staff indicating that the action had been taken.

The Staff consistently grants no-action relief under Rule 14a-8(i)(10), even if the proposal has not been implemented exactly as proposed by the shareholder proponent, where a company has satisfied the essential objective of the proposal. In the context of majority vote shareholder proposals, the Staff has granted no-action relief when a company implemented a majority election requirement for uncontested director elections, even if the company also adopted a resignation policy that was not specifically contemplated in the proposal. In *American International Group, Inc.* (Mar. 12, 2008), the company adopted a majority voting standard bylaw amendment and also amended its corporate governance guidelines to implement a "resignation policy" and despite an objection from Mr. John Chevedden relating to such resignation policy, the Staff permitted exclusion under Rule 14a-8(i)(10). Similarly, in *The Pep Boys – Manny, Moe & Jack* (Apr. 2, 2008), the company proposal added language that was not present in the shareholder proposal relating to post-election resignation procedures, "to address the situation commonly referred to as the holdover director issue" and the Staff again permitted exclusion on the basis of "substantial implementation." *See also 3D Systems Corporation* (Jan. 1, 2015) (permitting exclusion on the basis of Rule 14a-8(i)(10), where the Staff found the company's policies "compare favorably with the guidelines of the proposal" despite the addition of a resignation policy not contemplated in the shareholder proposal).

The Proposal requests (1) that the Board initiate the appropriate process to amend the Company's articles of incorporation and/or bylaws (2) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of Board seats and (3) that the proposal includes that a director who receives less than such a majority vote be removed from the board immediately or as soon as a replacement director can be qualified on an expedited basis. The requested post-election removal procedure recognizes the "holdover director" issue that is often cited as a quirk under Delaware law. Because Section 141(b) of the Delaware General Corporation Law permits "each director...[to] hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal," unless a company adopts a process for resignation or removal of a director who does not receive a majority of the votes cast, a director who has failed to receive a majority vote can remain on the board indefinitely, as a so-called "holdover director."

On January 27, 2016, the Board is expected to approve the Amended Bylaws to reflect the foregoing, subject to and effective upon, the approval of the Company's shareholders at the 2016 Annual Meeting of Stockholders. After the Board approves the Amended Bylaws, the Company will file a supplementary letter with the Staff confirming such approval. Section 1.9 of the Amended Bylaws provides for majority voting in uncontested director elections, with a plurality retained for contested director elections. Section 2.14 of the Amended Bylaws addresses post-election resignation procedures and provides that "[a]ny director who fails to receive the requisite number of votes for reelection shall be required to promptly tender his or her resignation to the Board," after which point the Board will decide whether to accept or reject the offer of resignation based on relevant factors, which may include, among other things, the director's past and expected future contributions to the Company, the overall composition of the Board and its committees and whether accepting the resignation would result in the Company failing to meet relevant NYSE listing or federal securities law requirements. The Board will publicly disclose the decision and rationale within ninety (90) days from the date of certification of the election results. The Company will include the Company Proposal, attaching the Amended Bylaws, in its 2016 Proxy Materials, and recommend that the Company's shareholders approve the Amended Bylaws.

Because the Proposal only asks the Company to "initiate the appropriate process," to amend its governing documents, the Proposal will be substantially implemented well in advance of the filing of the 2016 Proxy Materials, assuming the Board approves the Amended Bylaws on January 27, 2016. Furthermore, notwithstanding the differences in the precise language used, the Amended Bylaws embodied in the Company Proposal compare favorably to the Proposal and implement the essential objective thereof and therefore, consistent with extensive precedent, the Company Proposal substantially implements the Proposal. *See, e.g., 3D Systems Corporation* (Jan. 1, 2015); *The Pep Boys -- Manny, Moe & Jack* (Apr. 2, 2008); and *American International Group, Inc.* (Mar. 12, 2008).

For the foregoing reasons, we believe that once the Board approves the Amended Bylaws, the Company will have substantially implemented the Proposal, and that, assuming the Board in fact approves the Amended Bylaws, the Company may therefore exclude the Proposal from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10).

The Proposal May Be Excluded Under Rule 14a-8(i)(9)

If the Staff does not concur that the Proposal may be excluded pursuant to Rule 14a-8(i)(10), and instead is of the view that the Proposal would not be substantially implemented by inclusion of the Company Proposal in the 2016 Proxy Materials, then we would be of the view that, alternatively, the Proposal should be excluded pursuant to Rule 14a-8(i)(9), which states that a registrant may omit a stockholder proposal from its proxy statement if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." According to the recent Staff Legal Bulletin No. 14H (CF), published October 22, 2015 ("SLB 14H (CF)"), whether a proposal is excludable under this basis should focus on whether there is a direct conflict between the management and shareholder proposals.

A direct conflict would exist if a reasonable shareholder could not logically vote in favor of both proposals, *i.e.*, a vote for one proposal is tantamount to a vote against the other proposal. A direct conflict would not exist if a reasonable shareholder, although possibly preferring one proposal over the other, could logically vote for both.

The Proposal mandates a post-election director removal procedure such that "a director who receives less than such a majority vote be removed from the board immediately or as soon as a replacement director can be qualified on an expedited basis." Contrary to the Proposal, the Company Proposal does not require a director who receives less than a majority vote to "be removed from the board." Instead, the Company Proposal mandates that a director who fails to receive the requisite votes in an uncontested election submit his or her resignation to the Board, and gives the Board the discretion to accept or reject such resignation, based on the specific factual circumstances, as outlined in Section 2.14 of the Amended Bylaws. The Proposal and the Company Proposal could not both be fully implemented. If the director who fails to be elected must be "removed", then such director cannot also be retained if the Board determines to reject his or her resignation. A reasonable stockholder could not logically vote for both proposals.

In *Herley Industries, Inc.* (October 16, 2007), the shareholder proposal demanded that majority voting in uncontested director elections be implemented, and called for an incumbent director who was not elected to "tender his or her resignation to the Board." The company's proposal, instead, provided that an incumbent director who failed to receive more votes "withheld" than "for" (effectively treating "withheld" votes like "against" votes in a majority vote standard), must immediately submit a resignation letter to the remainder of the board of directors, who would, upon a process managed by their nominating committee, determine within 45 days whether to accept or reject such resignation. The company argued that contrary to the shareholder's proposal, its proposal did not "prohibit a director nominee that receives less than a majority vote from becoming, or, in the case of an incumbent director, remaining, a director." Much like in our Amended Bylaws, the company's bylaws in *Herley* gave the board of directors discretion to accept or reject a director nominee's resignation upon a failed election, and "an affirmative vote on both proposals would result in an inconsistent, ambiguous and inconclusive mandate from the share owners." The Staff agreed with the company in *Herley*, and granted no-action relief on the basis that the post-election resignation procedure outlined in the shareholder proposal directly conflicted with that of the company's proposal.

For the foregoing reasons, we believe that the Proposal directly conflicts with the Company Proposal, and that the Company may therefore exclude the Proposal from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to joseph.t.boyle@spiritaero.com and mark.kingsley@kayescholer.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 836-7092 or Joseph Boyle, the Company's Deputy General Counsel and Assistant Secretary, at (316) 523-0655.

Sincerely,



Mark S. Kingsley
Kaye Scholer LLP

cc: Joseph Boyle, Deputy General Counsel, Spirit AeroSystems Holdings, Inc.
John Chevedden

EXHIBIT A

The Proposal

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jon Lammers
Secretary
Spirit AeroSystems Holdings, Inc. (SPR)
3801 South Oliver
Wichita, KS 67210
PH: 316-526-9000
FX: 316-523-8814
FX: 316-529-4541

Dear Mr. Lammers,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of thc proposal at thc annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden



Date

cc: Joseph T. Boyle <joseph.t.boyle@spiritaero.com>

[SPR: Rule 14a-8 Proposal, October 19, 2015]

Proposal 4 – Directors to be Elected by Majority Vote

Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats. This proposal includes that a director who receives less than such a majority vote be removed from the board immediately or as soon as a replacement director can be qualified on an expedited basis.

In order to provide shareholders a meaningful role in director elections, our Company's current director election standard should be changed from a plurality vote standard to a majority vote standard. The majority vote standard is the most appropriate voting standard for director elections where only board nominated candidates are on the ballot.

This will establish a more meaningful vote standard for board nominees and could lead to improved performance by individual directors and the entire board. Under our Company's current voting system, a director nominee can be elected with as little as one yes-vote. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. More than 77% of the companies in the S&P 500 have adopted majority voting for uncontested elections. Our company has an opportunity to join the growing list of companies that have already adopted this standard.

Please vote to enhance shareholder value:

Directors to be Elected by Majority Vote – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

Correspondence with the Proponent

From: Boyle, Joseph T [mailto:joseph.t.boyle@spiritaero.com]
Sent: Friday, November 20, 2015 10:38 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Kingsley, Mark
Subject: Rule 14a-8 Proposal dated October 19, 2015

Dear Mr. Chevedden:

Please accept the enclosed in response to your Rule 14a-8 Proposal of October 19, 2015.

Sincerely,

Joseph T. Boyle

Joseph T. Boyle
Deputy General Counsel & Assistant Secretary
Law Department
Spirit AeroSystems, Inc.
3801 South Oliver, M/C K11-60
Wichita, Kansas 67210
Telephone: 316-523-0655
Facsimile: 316-529-4541
joseph.t.boyle@spiritaero.com



Law Department
3801 S. Oliver St., Wichita, KS 67210
Phone: 316-526-2320 Fax: 316-523-8814

November 20, 2015

VIA ELECTRONIC TRANSMISSION
*** FISMA & OMB Memorandum M-07-16 ***
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Rule 14a-8 Shareholder Proposal Submitted by John Chevedden to Spirit AeroSystems Holdings, Inc.

Dear Mr. Chevedden:

We are in receipt of your letter to Jon Lammers, as Secretary of Spirit AeroSystems Holdings, Inc. (the "Company"), dated October 19, 2015, submitting a shareholder proposal (the "Proposal") for inclusion in the Company's proxy materials for its 2016 Annual Meeting of Stockholders under Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"). As requested in your letter, we are directing this response to the email address you provided.

We appreciate your continued interest in the Company and in improving its corporate governance.

We wish to inform you that the Corporate Governance and Nominating Committee (the "Committee") of the Board of Directors of the Company (the "Board") has reviewed the Proposal, as well as guidance on majority voting from Institutional Shareholders Services Inc. The Committee has recommended the inclusion of a management proposal in the Company's 2016 Proxy Materials (the "Company Proposal"), which would amend the Company's Fourth Amended and Restated Bylaws (the "Bylaws") to implement a majority voting standard in uncontested elections, with a plurality vote standard retained for contested director elections. In addition, the Company Proposal would address resignation procedures for directors who fail to receive the requisite majority vote in an uncontested election.

As you may know, Rule 14a-8(i) sets forth various bases pursuant to which a public company may exclude a shareholder proposal from its proxy statement. Included among these bases, Rule 14a-8(i)(10) establishes that if a company has already substantially implemented a proposal that has been submitted by a shareholder for inclusion in the company's proxy materials, the company may exclude such proposal. Rule 14a-8(j) provides that a company can accomplish this exclusion by filing its reasons for exclusion with the Securities and Exchange Commission (the "SEC") no later than 80 calendar days before filing its definitive proxy statement.

The SEC has granted no-action relief under Rule 14a-8(i)(10) on quite a few occasions involving this same issue of majority voting, as the SEC has found that the adoption (or recommendation to shareholders for approval) of a bylaw or charter amendment requiring that the election of a company's board of directors be decided by majority vote (with a plurality standard retained for contested elections), together with related resignation procedures, substantially implemented a shareholder proposal that was similar to yours. Similarly, we believe that as a result of the Company Proposal, which is expected to be approved by the Board at its next meeting and it will then be submitted to the Company's stockholders for approval at the 2016 Annual Meeting of Stockholders, the Company will have substantially implemented the Proposal.

We kindly request that you consider withdrawing the Proposal in order to save the Company the cost of performing the procedures required to formally exclude your proposal from its proxy materials under Rule 14a-8. The Company is fully prepared to do so, as there is a valid basis for exclusion under Rule 14a-8(i)(10); however, we request that, consistent with your efforts to improve the long term performance of the Company, you will not require the Company to needlessly expend its resources to exclude a proposal that will be moot due to the fact that the Company plans to submit its own proposal on this matter. Assuming that is the case, we request that you please submit your withdrawal of the Proposal in writing to Mr. Lammers. For your reference, a copy of Rule 14a-8 is attached to this letter, as Exhibit A.

Notwithstanding anything to the contrary contained herein, nothing in this letter should be deemed or construed as the Company's agreement to or support of the Proposal. Please note that if you do not withdraw the proposal, the Company will submit a "no-action" request to the SEC seeking to exclude the Proposal from its proxy materials.

If you have any questions regarding this letter, please feel free to contact me.

Sincerely,



Joseph T. Boyle
Assistant Secretary

Enclosure

cc: Mark Kingsley, Kaye Scholer LLP
Jon Lammers

EXHIBIT A

RULE 14a-8

Federal Securities Laws and Regulations, Regulation, Reg. §240.14a-8., Securities and Exchange Commission, (Rule 14a-8) Shareholder Proposals

Click to open document in a browser

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net

earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[Adopted in Release No. 34-3347, December 18, 1942, 7 F.R. 10659; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; Release No. 34-8206 (¶77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34-12999, (¶80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; Release No. 34-16356 (¶82,358), effective December 31, 1979, 44 F. R. 68764; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-20091 (¶83,417>, effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶83,937>, effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶86,018), effective June 29, 1998, 63 F.R. 29106; Release No. 34-55146 (¶87,745), effective March 30, 2007, 72 F.R. 4147; Release No. 34-56914 (¶88,023), effective January 10, 2008, 72 F.R. 70450; Release No. 33-8876 (¶88,029), effective February 4, 2008, 73 F.R. 934; Release No. 33-9136 (¶89,091), effective November 15, 2010, 75 F.R. 56668; Release No. 33-9178 (¶89,291), effective April 4, 2011, 76 F.R. 6010.]

[Compilation reference: ¶24,012.]

From: Boyle, Joseph T [mailto:joseph.t.boyle@spiritaero.com]
Sent: Monday, November 23, 2015 9:03 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Kingsley, Mark
Subject: Re: Rule 14a-8 Proposal (SPR)

Mr. Chevedden:

Specifically, the required vote would be fifty percent plus one share of votes cast in a shareholder meeting once quorum is established.

Regards,

Joe Boyle

On Nov 23, 2015, at 7:41 AM, "Boyle, Joseph T" <joseph.t.boyle@spiritaero.com> wrote:

> Wouldn't it be 50% plus one vote?
>
> On Nov 22, 2015, at 11:01 PM, *** FISMA & OMB Memorandum M-07-16 *** wrote:
>
>> Dear Mr. Boyle,
>> Thank you for you message.
>> Can you advise the percentage vote that will be required for passage.
>> Sincerely,
>> John Chevedden

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 23, 2015 12:02 PM
To: Boyle, Joseph T
Cc: Kingsley, Mark
Subject: Rule 14a-8 Proposal (SPR)

Mr. Boyle,
Thank you for the additional information.
Does the company already have a draft of the bylaw provision in mind.
It is of particular interest the procedure if a director does not receive a majority vote.
Sincerely,
John Chevedden

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: November 29, 2015 at 11:31:44 AM CST
To: "Boyle, Joseph T" <joseph.t.boyle@spiritaero.com>
Subject: Rule 14a-8 Proposal (SPR)

Mr. Boyle,
Thank you for the additional information.
Can you advise details if a director does not obtain a majority vote.
It is important that the company proposal has teeth in it.
Sincerely,
John Chevedden

From: Boyle, Joseph T [mailto:joseph.t.boyle@spiritaero.com]
Sent: Wednesday, December 09, 2015 3:39 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Kingsley, Mark
Subject: RE: Rule 14a-8 Proposal dated October 19, 2015

Dear Mr. Chevedden:

Please accept the enclosed in response to your letters of November 23 and 29, 2015.

Sincerely,

Joseph T. Boyle

Joseph T. Boyle
Deputy General Counsel & Assistant Secretary
Law Department
Spirit AeroSystems, Inc.
3801 South Oliver, M/C K11-60
Wichita, Kansas 67210
Telephone: 316-523-0655
Facsimile: 316-529-4541
joseph.t.boyle@spiritaero.com

Law Department
3801 S. Oliver St., Wichita, KS 67210
Phone: 316-526-2320 Fax: 316-523-8814


SPIRIT
AEROSYSTEMS

December 9, 2015

VIA ELECTRONIC TRANSMISSION

*** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Rule 14a-8 Shareholder Proposal Submitted by John Chevedden to Spirit AeroSystems Holdings, Inc.; Your letters of 11/23/15 and 11/29/15

Dear Mr. Chevedden:

In response to the referenced letters, attached is a draft of the bylaws of Spirit AeroSystems Holdings, Inc. showing the amendments that management is recommending to the Board of Directors to pass at the next regular meeting and following that action, to submit to the shareholders for approval at the 2016 Annual Meeting.

If you have any questions regarding this letter, please feel free to contact me.

Sincerely,

Joseph P. Boyle
Assistant Secretary

Enclosure

cc: Mark Kingsley, Kaye Scholer LLP

~~FOURTH~~FIFTH AMENDED AND RESTATED
BYLAWS
OF SPIRIT AEROSYSTEMS HOLDINGS, INC.
(the "Corporation")

adopted on ~~April 22, 2015~~[•], 2016

1 MEETING OF STOCKHOLDERS.

1.1 Annual Meeting of Stockholders. An annual meeting of stockholders shall be held in each year on such date and at such time as may be set by the board of directors of the Corporation (the ***"Board"***) (or by an officer of the Corporation authorized to do so by the Board) for the purpose of electing directors and the transaction of such other business as may properly come before the meeting.

1.2 Special Meetings of Stockholders. Special meetings of the stockholders for any purpose or purposes may be called at any time by the Board (or by an officer of the Corporation authorized to do so by the Board), the Chief Executive Officer or the Secretary. A special meeting of stockholders may also be called by the holders having a majority of the voting power of all of the Corporation's outstanding class A common stock, $0.01 par value per share (the ***"Class A Common Stock"***) and class B common stock, $0.01 par value per share (the ***"Class B Common Stock"***), voting together as a single class. Such special meetings may not be called by any other person or persons.

At any time, upon written request of any person or persons entitled to call and who have duly called a special meeting, it shall be the duty of the Secretary to set the date of the meeting, if such date has not been set by the Board, on a day not more than 60 days after the receipt of the request, and to give due notice of such meeting to the stockholders of the Corporation. If the Secretary shall neglect or refuse to set the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.

1.3 Place and Notice of Meetings of Stockholders. All meetings of stockholders shall be held at the principal office of the Corporation unless the Board (or an officer of the Corporation authorized to do so by the Board) shall decide otherwise, in which case such meetings may be held at such location within or without the State of Delaware as the Board may from time to time direct. Written notice of the place, day and hour of all meetings of stockholders and, in the case of a special meeting, of the general nature of the business to be transacted at the meeting, shall be given to each stockholder of record entitled to vote at the particular meeting either personally or by sending a copy of the notice through the mail or by overnight courier to the address of the stockholder appearing on the books of the Corporation or supplied by him to the Corporation for the purpose of notice or by any other means, including electronic means, permitted by law. Except as otherwise provided by the Bylaws, the Certificate of Incorporation or by law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting by the Chief Executive Officer, President or Secretary. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepared, directed to the stockholder at such stockholder's address as it appears on the records of

the Corporation. A waiver in writing of any written notice required to be given, signed by the person entitled to such notice, whether before or after the time stated, shall be deemed equivalent to the giving of such notice. Attendance of a person, either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

1.4 **Nominations by Stockholders of Candidates for Election as Directors**. In addition to the nomination by the Board of candidates for election to the Board as hereinafter provided, candidates may be nominated by any stockholder of the Corporation entitled to notice of, and to vote at, any meeting called for the election of directors and who complies with the notice procedures set forth in this Section 1.4. Subject to the last sentence of this section, nominations, other than those made by or on behalf of the Board, shall be made in writing and shall be received by the Secretary of the Corporation not later than (a) with respect to an election of directors to be held at an annual meeting of stockholders, 120 days prior to the anniversary date of the immediately preceding annual meeting, provided that, if the date of the annual meeting is more than 30 days before or after the anniversary date of the immediately preceding annual meeting, the stockholder nomination shall be received within 15 days after the public announcement by the Corporation of the date of the annual meeting, and (b), with respect to an election of directors to be held at a special meeting of stockholders, the close of business on the 15th day following the date on which notice of such meeting is first given to stockholders or public disclosure of the meeting is made, whichever is earlier. Such nomination shall contain the following information to the extent known to the notifying stockholder: (i) the name, age, business address and residence address of each proposed nominee and of the notifying stockholder; (ii) the principal occupation of each proposed nominee; (iii) a representation that the notifying stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iv) the class and total number of shares of capital stock and other securities of the Corporation that are owned beneficially and of record by the notifying stockholder and by the proposed nominee and, if such securities are not owned solely and directly by the notifying stockholder or the proposed nominee, the manner of beneficial ownership (beneficial ownership has the same meaning as provided in Regulation 13D under the Securities Exchange Act of 1934, as from time to time in effect (and any successor regulation) (the ***"Exchange Act"***)); (v) a description of all arrangements or understandings between the notifying stockholder or any of its affiliates or associates, and any others acting in concert with any of the foregoing, and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the notifying stockholder; (vi) such other information regarding such notifying stockholder and each nominee proposed by such stockholder as would be required to be included in a proxy statement filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Exchange Act and the rules and regulations thereunder had the nominee been nominated, or intended to be nominated, by the Board; and (vii) the consent of each nominee to serve as a director of the Corporation if so elected. The Corporation may request any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the

qualifications of the proposed nominee to serve as a director of the Corporation. Within 15 days following the receipt by the Secretary of a stockholder notice of nomination pursuant hereto, the Corporate Governance and Nominating Committee shall instruct the Secretary of the Corporation to advise the notifying stockholder of any deficiencies in the notice as determined by the Board. The notifying stockholder shall cure such deficiencies within 15 days of receipt of such notice. No persons shall be eligible for election as a director of the Corporation unless nominated in accordance with the Bylaws. Nominations not made in accordance herewith may, in the discretion of the presiding officer at the meeting and with the advice of the Corporate Governance and Nominating Committee, be disregarded by the presiding officer and, upon his or her instructions, all votes cast for each such nominee may be disregarded. The determinations of the presiding officer at the meeting shall be conclusive and binding upon all stockholders of the Corporation for all purposes.

1.5Advance Notice of Other Matters to be Presented by Stockholders. At any annual meeting or special meeting of stockholders, only such business as is properly brought before the meeting in accordance with this paragraph may be transacted. To be properly brought before any meeting, any proposed business must be either (a) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Board, (b) otherwise properly brought before the meeting by or at the direction of the Board, or (c) if brought before the meeting by a stockholder, then (1) written notification of such proposed business (a ***"Stockholder Notification"***) must have been received by the Secretary of the Corporation from a stockholder of record on the record date for the determination of stockholders entitled to vote at such meeting not later than (i), with respect to business to be proposed at an annual meeting of stockholders, 120 days prior to the anniversary date of the immediately preceding annual meeting (*provided*, that if the date of the annual meeting is more than 30 days before or after the anniversary date of the immediately preceding annual meeting, the Stockholder Notification must have been received within 15 days after the public announcement by the Corporation of the date of the annual meeting) and (ii) with respect to business to be proposed at a special meeting of stockholders, the close of business on the 15th day following the date on which notice of such meeting is first given to stockholders or public disclosure of the meeting is made, whichever is earlier. Such Stockholder Notification shall set forth (A) a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (B) as to the stockholder giving notification, (i) the name and address of such stockholder and (ii) the class or series and total number of all shares of the Corporation that are owned beneficially and of record by such stockholder and, if such shares are not beneficially owned solely and directly by such stockholder, the beneficial owner(s) of such shares. Within 15 days following receipt by the Secretary of a Stockholder Notification pursuant hereto, the Corporation shall advise the stockholder of any deficiencies in the Stockholder Notification. The notifying stockholder may cure such deficiencies within 15 days after receipt of such advice, failing which the Stockholder Notification shall be deemed invalid.

1.6 Quorum for Stockholder Meetings. At any meeting of the stockholders, the presence, in person or by proxy, of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to vote upon a matter shall constitute a quorum for the transaction of business upon such matter, and the stockholders present at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. If a meeting cannot be organized because a quorum has not attended, those present may, except as otherwise provided by law, adjourn the meeting to such time and place as they may determine, but in the case of any meeting called for the election of directors, those who attend the second of such adjourned meetings, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.

1.7 Voting. Except as otherwise provided in the Corporation's Certificate of Incorporation, each stockholder of record shall have, at every stockholders' meeting, one vote for every share standing in his or her name on the books of the Corporation. ***"Certificate of Incorporation"*** means the Certificate of Incorporation of the Corporation, as filed with the Secretary of State of the State of Delaware, as it may from time to time be amended and in effect in accordance with law, and shall include any certificate of designations determining the designation, voting rights, preferences, limitations and special rights of any shares of the Corporation which have been adopted by the Board as permitted by the certificate of incorporation and the law, as then in effect.

1.8 Proxies. Every stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. A proxy may be submitted to the Secretary by a stockholder in writing, by telephone, electronically or any other means permitted by law.

1.9 Required Votes for Stockholder Action. Except in respect of the election of directors (as to which ~~a plurality of the votes of the shares entitled to vote on the election of a director and voted in favor thereof shall be required~~**the requisite vote is outlined in the following paragraph**), all questions submitted to the stockholders and all actions by the stockholders shall be decided by the affirmative vote of the stockholders present, in person or by proxy, entitled to cast at least a majority of the votes which all stockholders present are entitled to vote on the matter, **at any meeting at which a quorum is present,** unless otherwise provided by the Certificate of Incorporation, the Bylaws or by law. For purposes of this section, in the event that a holder of shares of a class or series which are entitled to vote on a matter is present in person or by proxy at a meeting but is not permitted by reason of a legal disability or by a contractual restriction or otherwise to vote the shares such holder holds on such matter, the shares held by such holder and not so permitted to be voted shall nevertheless be considered entitled to vote and present for purposes of determining the number of votes required for stockholder action.

Notwithstanding the foregoing provisions of this Section 1.9, a nominee for director of the Corporation shall only be elected if, at any meeting of the stockholders held for the election of directors at which a quorum is present, the votes cast for the nominee's election exceed the votes cast against the nominee's election; provided, however, that a plurality of all votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect a nominee to the Board if, in connection with the meeting, (i) a stockholder has duly nominated an individual for election to the Board in accordance with the advance notice and other nomination procedures and requirements adopted by the Corporation from time to time and set forth in these Bylaws and (ii) the stockholder nomination has not been withdrawn on or prior to the date that is fourteen (14) days prior to the date on which the Corporation first mails its notice of meeting to the stockholders. Votes cast "for" and "against" a nominee shall exclude votes "withheld", "abstentions" and "broker non-votes" with respect to that nominee's election. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

1.10 Ballots; Judges of Election. Elections for directors need not be by ballot but the Board or the presiding officer at a meeting of stockholders may direct the use of ballots for voting at the meeting. In advance of any meeting of stockholders, the Board may appoint judges of election who need not be stockholders to act at such meeting or any adjournment thereof, and if such appointment is not made, the presiding officer of

any such meeting may, and on request of any stockholder or his proxy shall, make such appointment at the meeting. The number of judges shall be one or three and, if appointed at a meeting on request of one or more stockholders or their proxies, the majority of the shares present and entitled to vote shall determine whether one or three judges are to be appointed. No person who is a candidate for office shall act as a judge. In case any person appointed as judge fails to appear or fails or refuses to act, the vacancy may be filled by appointment made by the Board in advance of the convening of the meeting or at the meeting by the person or officer presiding at the meeting. On request of the presiding officer of the meeting or of any stockholder or his proxy, the judges shall make a report in writing of any challenge or question or matter determined by them and execute a certificate of any fact found by them.

1.11 **Action by Consent Without a Meeting**. To the fullest extent and in the manner permitted by law, any action required or permitted to be taken at a meeting of the stockholders or of a class or series of stockholders may be taken without a meeting of the stockholders or of such class or series of stockholders upon the consent in writing signed by such stockholders who would have been entitled to vote the minimum number of votes that would be necessary to authorize the action at a meeting at which all the stockholders entitled to vote thereon were present and voting. The consents shall be filed with the Secretary.

1.12 **List of Stockholders Entitled to Vote**. The officer who has charge of the stock ledger shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least 10 days prior to the meeting during ordinary business hours at the principal place of business of the Corporation. A list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1.12 or to vote in person or by proxy at any meeting of stockholders.

2. BOARD OF DIRECTORS.

2.1 **Authority of the Board of Directors**. Except as otherwise provided by law and subject to the provisions of the Certificate of Incorporation and the Bylaws, all powers vested by law in the Corporation may be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, a Board that shall be constituted as provided by law, the Certificate of Incorporation and the Bylaws.

2.2 **Number, Qualification, Election and Term of Directors**. The business of the Corporation shall be managed by the Board, which shall consist of three or more directors and may be increased or decreased at any time and from time to time by the

- entire Board without amendment to the Bylaws; *provided*, that no reduction in the number of members shall end the term of office of any director earlier than such term of office would otherwise end. ~~Except as otherwise provided by statute or these Bylaws, directors shall be elected at each annual meeting of stockholders by a plurality of votes cast and~~**Each director, including a director elected to fill a vacancy,** shall hold office until the next annual meeting of stockholders and until the election and qualification of their respective successors, subject to such director's earlier death or disability and subject to the provisions of Section 2.9 of these Bylaws. As used in these Bylaws, the term "entire Board" means the total number of directors which the Corporation would have if there were no vacancies on the Board.

2.3 Nomination of Directors. Only persons who are nominated in accordance with the provisions set forth in these Bylaws shall be eligible to be elected as directors at an annual or special meeting of stockholders. Nomination for election to the Board shall be made by the Board or Corporate Governance and the Nominating Committee of the Board. Nomination for election of any person to the Board may also be made by a stockholder as provided in Sections 1.4 and 1.5 of these Bylaws.

2.4 Quorum and Manner of Acting.

(a) No action may be taken by the Board, or any committee thereof, in the absence of a quorum.

(b) A majority of the Board shall be necessary to constitute a quorum. Where the Board is composed, in its entirety, of an even number of members and a quorum consists of all the members of the Board, then the Chairman of the Board shall have the authority to cast the deciding vote in case of a tie among the members.

(c) Action of the Board shall be authorized by the vote of a majority of the directors present at the time of the vote if there is a quorum, unless otherwise provided by law or these Bylaws. In the absence of a quorum a majority of the directors present may adjourn any meeting from time to time until a quorum is present.

(d) Notwithstanding anything to the contrary herein, the Board shall not be authorized to take any of the actions specified in Section 2.4(d)(i) or 2.4(d)(ii) below unless it shall have received, with respect to each such action, the prior approval of holders of a majority of the voting power of the outstanding common stock of the Corporation:

(i) any merger or consolidation which would require authorization by the Corporation's stockholders pursuant to Subchapter IX of the General Corporation Law of the State of Delaware (the "***DGCL***") as then in effect; or

(ii) any sale, lease or exchange of assets of the Corporation or any dissolution or winding up of the Corporation, which in any such case would require authorization by the Corporation's stockholders pursuant to Subchapter X of the DGCL as then in effect.

2.5 **Annual Organizational Meeting of the Board**. The Board shall hold an annual organizational meeting immediately following the annual meeting of the stockholders at the place thereof, without notice in addition to the notice of the annual meeting of stockholders, or at such other time as soon as practicable after such meeting as the Board shall determine and shall at the annual organizational meeting elect a Chief Executive Officer, a President, a Secretary and a Treasurer of the Corporation and such other officers of the Corporation as shall be provided by the Bylaws or determined by the Board to be appropriate, shall establish the standing committees of the Board provided by the Bylaws and may take such other action as the Board determines to be appropriate. Officers of the Corporation and standing and other committees of the Board may also be elected at any other time by the Board.

2.6 **Other Meetings of the Board**. All meetings of the Board, other than the annual organizational meeting, shall be held at the principal office of the Corporation unless the Board (or the person or persons entitled to call and calling the meeting) shall decide otherwise, in which case such meetings may be held at such location within or without the State of Delaware as the Board (or the person or persons entitled to call and calling the meeting) may from time to time direct. Regular meetings of the Board shall be held at such time (and place) in accordance with such schedule as the Board shall have determined in advance and no further notice of regular meetings of the Board shall be required. The Non-Management Directors (i.e., directors who are not then serving as executive officers of the Corporation or any subsidiary) may meet in their discretion without any member of management present to consider the overall performance of management and the performance of the role of the Non-Management Directors in the governance of the Corporation; such meetings may be held in connection with a regularly scheduled meeting of the Board or as the Non-Management Directors shall otherwise determine. The Independent Directors shall meet without any other director from time to time as they determine is appropriate. Special meetings of the Board may be called by the Chairman of the Board (if any), a Vice Chairman of the Board, (if any) the President or by any two or more directors by giving written notice at least two business days in advance of the day and hour of the meeting to each director (unless it is determined by the president or the Chairman of the Board (if any) to be necessary to meet earlier, in which case no less than 24 hours written notice shall be given), either personally or by facsimile, or other means including electronic means permitted by law. Attendance at any meeting of the Board shall be a waiver of notice thereof, unless such lack of notice is protested at the outset of the meeting. If all the members of the Board are present at any meeting, no notice of the meeting shall be required. ***"Independent Director"*** means a director who meets the criteria of independence established by the standards for the listing of the Class A Common Stock of the Corporation on the New York Stock Exchange and the Exchange Act and the rules and regulations promulgated thereunder, in order for such director to be treated as independent under such listing standards.

2.7 **Board or Committee Action Without a Meeting**. Any action required or permitted to be taken by the Board or by any committee of the Board may be taken without a meeting if all of the members of the Board or of the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the

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written consents by the members of the Board or the committee shall be filed with the minutes of the proceeding of the Board or of the committee.

2.8 Participation in Board or Committee Meetings by Conference Telephone. Any or all members of the Board or of any committee of the Board may participate in a meeting of the Board or a committee thereof by means of a conference telephone or other communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at the meeting.

2.9 Resignation and Removal of Directors.

(a) Any director may resign at any time by delivering his resignation in writing to the President or Secretary of the Corporation, to take effect at the time specified in the resignation. ~~The~~**Unless otherwise specified therein, the** acceptance of a resignation~~, unless required by its terms~~, shall not be necessary to make it effective.

(b) A director may only be removed by holders of a majority of the voting power of all of the outstanding Class A Common Stock and Class B Common Stock, voting together as a single class, which may remove any member of the Board for any reason permitted by the provisions of applicable state law or the Corporation's Certificate of Incorporation or these Bylaws.

2.10 Chairman and Vice Chairman of the Board. The Board may, by resolution adopted by a majority of the entire Board, at any time designate one of its members as Chairman of the Board. The Chairman of the Board shall be a member of the Board. If present, the Chairman of the Board shall preside at each meeting of the Board or the stockholders, shall be responsible for the orderly conduct by the Board of its oversight of the business and affairs of the Corporation and its other duties as provided by law, the Certificate of Incorporation and these Bylaws and shall have such other authority and responsibility as the Board may designate. The Board may, by resolution adopted by a majority of the entire Board, at any time also designate one or more of its members as Vice Chairman of the Board. The Vice Chairman of the Board shall be a member of the Board. A Vice Chairman of the Board shall assist the Chairman of the Board in the conduct of his or her duties, including by presiding at meetings of the Board in the absence of the Chairman of the Board, and shall have such other authority and responsibility as the Board may designate. A Chairman or Vice Chairman of the Board shall not be considered an officer of the Corporation unless otherwise provided by the Board. The position of Chairman of the Board shall not be held by the then current Chief Executive Officer of the Corporation.

2.11 Vacancies. In the event of any vacancy on the Board, however occurring (including any vacancy created by an increase in the size of the Board), such vacancy shall be filled promptly by the affirmative vote of a majority of directors then in office or a remaining sole director or in accordance with Section 1.9 of these Bylaws, the stockholders of the Corporation. ~~Vacancies on the Board (including any vacancy created by an increase in the size of the Board) may be filled by the affirmative vote of a majority of directors then in office or by a remaining sole director. If there are~~

~~no directors in office, then an election of directors may be held in the manner provided by statute by a plurality of the votes cast by the holders of shares of capital stock entitled to vote at a special meeting of stockholders called for that purpose.~~

2.12 **<u>Compensation</u>**. Directors and members of the committees of the Board shall receive such compensation as the Board determines, together with reimbursement of their reasonable expenses in connection with the performance of their duties, all as permitted by law. A director may also be paid for serving the Corporation, its affiliates or subsidiaries in other capacities.

2.13 **<u>Indemnification and Advancement of Defense Costs for Directors and Officers</u>**.

(a) Right to Indemnification.

Each person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative ("***Proceeding***"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or, as a director or officer of the Corporation, is or was serving at the written request of the Corporation's Board of Directors or its designee as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by law, including but not limited to the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said Law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that the Corporation shall indemnify any such person seeking indemnity in connection with an action, suit or proceeding (or part thereof) initiated by such person only if such action, suit or proceeding (or part thereof) initiated by such person was authorized by the board of directors of the Corporation. Such right shall include the right to be paid by the Corporation expenses, including attorney's fees, incurred in defending any such Proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of such Proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, in which such director or officer agrees to repay all amounts so advanced if it should be ultimately determined by a court or other tribunal that such person is not entitled to be indemnified under this Section or otherwise.

(b)Right of Claimant to Bring Suit.

(i)If a claim under paragraph (a) is not paid in full by the Corporation within thirty days after a written claim therefor has been received by the Corporation, the claimant may any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. In any such action, the burden of proof shall be on the Corporation to prove the claimant is not entitled to such payment.

(ii)Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that the claimant is entitled to indemnification or advancement under the circumstances, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) that the claimant is not entitled to indemnification or advancement, shall be a defense to the action or create a presumption that the claimant is not entitled to indemnification or advancement.

(c)Contractual Rights; Applicability.

The right to be indemnified or to the reimbursement or advancement of expenses pursuant hereto (i) is a contract right based upon good and valuable consideration, pursuant to which the person entitled thereto may bring suit as if the provisions hereof were set forth in a separate written contract between the Corporation and the director or officer, (ii) is intended to be retroactive and shall be available with respect to events occurring prior to the adoption hereof, and (iii) shall continue to exist after the rescission or restrictive modification hereof with respect to events occurring prior thereto.

(d)Requested Service.

Any director or officer of the Corporation serving, in any capacity, and any other person serving as director or officer of, (i) another organization of which a majority of the outstanding voting securities representing the present right to vote for the election of its directors or equivalent executives is owned directly or indirectly by the Corporation, or (ii) any employee benefit plan of the Corporation or of any organization referred to in clause (i), shall be deemed to be doing so at the written request of the Corporation's Board of Directors.

(e)Non-Exclusivity of Rights.

The rights conferred on any person by paragraphs (a) through (d) above shall not be exclusive of and shall be in addition to any other right which such person may have or may hereafter acquire under any statute, provision of the Certificate of Incorporation, Code of Regulations, bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

(f) Insurance.

The Corporation may maintain insurance, at its expense, to protect itself and any such director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

2.14 Failed Director Election. Any director who fails to receive the requisite number of votes for reelection shall be required to promptly tender his or her resignation to the Board. The corporate governance and nominating committee of the Board shall make a recommendation to the Board on whether to accept or reject the offer of resignation, or whether other action should be taken. In reaching its decision, the Board will consider the corporate governance and nominating committee's recommendation and may consider any other factors it deems relevant, which may include the director's qualifications, the director's past and expected future contributions to the Corporation, the overall composition of the Board and committees of the Board, whether accepting the tendered resignation would cause the Corporation to fail to meet any applicable rule or regulation (including the New York Stock Exchange listing standards and the requirements of the federal securities laws) and the percentage of outstanding shares represented by the votes cast at the meeting. The director who tenders his or her offer of resignation shall not participate in the corporate governance and nominating committee's recommendation or the Board's decision. The Board will act on the resignation within 90 days following certification of the stockholder vote for the meeting and will promptly disclose its decision and rationale as to whether to accept the resignation (or the reasons for rejecting the resignation, if applicable) in a press release, in a filing with the Securities and Exchange Commission or by other public announcement, which may include a posting on the Corporation's website.

3. COMMITTEES.

3.1 Committees of the Board. The Board may, by resolution adopted by a majority of the entire Board, at any time designate one or more committees, each committee to consist of one or more of the directors of the Corporation, except as otherwise provided by the Bylaws. In the absence or disqualification of any member of a committee, the member or members present at a meeting of the committee and not disqualified, whether or not a quorum, may unanimously appoint another director to act at the meeting in place of the absent or disqualified member. Any such committee, to the extent provided in such resolution, shall have and may exercise any or all of the authority and responsibility of the Board in the management of the business and affairs of the Corporation, except as otherwise provided by law, the Certificate of Incorporation or the Bylaws. Except as otherwise provided by the Certificate of Incorporation, the Bylaws or action of the Board, with respect to all standing committees of the Board, including the Audit Committee, a majority of each such committee shall be necessary to constitute a quorum. Each committee shall keep a record of its actions and all material actions taken by a committee on behalf of the Board shall be reported to the full Board periodically. In all other respects, the Board may, by resolution adopted by a majority of the entire Board, establish rules of procedure for a committee, including designating a member of a committee as its chair, and a committee shall meet as provided by those rules or by resolutions of the Board. In the absence of such rules each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II. In the absence of the designation by the Board of the chairman of a committee or the adoption by the Board of rules of procedure for a committee, the committee may adopt its own rules of procedure and elect its chair. In the event any or all of the members of any committee are required to be independent under any then applicable listing standards to which the Company is subject or any other legal requirement, for the performance of some, but not all, of the duties of such committee, the Board may establish a separate committee for the performance of only those duties the performance of which requires such independent directors.

The Board shall approve a charter describing the purposes, functions and responsibilities of each standing committee of the Board. Each standing committee of the Board shall prepare and recommend to the Board for its approval the committee's charter. Each standing committee of the Board shall have the authority and responsibility provided by its Board-approved charter, subject to further action by the Board, and no further authorization of the Board shall be necessary for actions by a committee within the scope of its charter. Any other committee of the Board may likewise prepare and

recommend to the Board a charter for the committee and shall have the authority and responsibility provided by its Board-approved charter.

4. OFFICERS.

4.1 Officers Generally; Security. The Board shall designate a Chairman of the Board (who shall not be considered an officer of the Corporation unless otherwise provided by the Board), a Chief Executive Officer, a President, one or more Vice Presidents (including an executive Vice President, if the Board so determines), a Secretary, a Treasurer and a General Counsel and shall designate an officer as chief financial officer and an officer as chief accounting officer and may designate such other officers, with such titles, authority and responsibility (including Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries), as the Board considers appropriate for the conduct of the business and affairs of the Corporation. Any two or more offices may be held by the same individual; provided, that the positions of Chairman of the Board and Chief Executive Officer shall not be held by the same individual. Unless sooner removed by the Board, all officers shall hold office until the next annual organizational meeting of the Board and until their successors shall have been duly elected and qualified, or until such person's earlier death or resignation. Any officer may be removed from office at any time, with or without cause, by action of the Board.

4.2 Chief Executive Officer. Subject to the control of the Board, the Chief Executive Officer of the Corporation shall have general management of the business of the Corporation, including the appointment of all officers and employees of the Corporation for whose election or appointment no other provision is made in these Bylaws; he shall also have the power, at any time, to discharge or remove any officer or employee of the Corporation other than those officers and employees whose election or appointment is otherwise provided for in these Bylaws, subject to the action thereon of the Board and shall perform all other duties appropriate to this office. Unless otherwise provided by the Board, the Chief Executive Officer shall preside at all meetings of the stockholders.

4.3 President. The President shall be the chief operating officer of the Corporation, shall assist the Chief Executive Officer in the general supervision of the business and affairs and all other officers of the Corporation and, subject to the direction of the Board, shall have the authority and responsibility customary to such office. In the absence of a Chief Executive Officer and unless otherwise provided by the Board, the President shall preside at all meetings of the stockholders.

4.4 Vice Presidents. The Board may elect one or more Vice Presidents, with such further titles (including designation as President of a division or operation of the Corporation) and with such authority and responsibility as the Board may determine. In the absence or disability of the President, his duties shall be performed by one or more Vice Presidents as designated by the Board.

4.5 **Chief Financial Officer**. The Board shall designate an officer as the chief financial officer of the Corporation, who shall have general supervision of the financial affairs and books on accounts of the Corporation, such other authority and responsibility as the Board may designate and, subject to the direction of the Board, the authority and responsibility customary to such office. In the absence or disability of the chief financial officer, his or her duties may be performed by any other officer designated by him or her, by the President or by the Board.

4.6 **The Treasurer**. The Treasurer (who may be the same as or different from the chief financial officer) shall have supervision and custody of all funds and securities of the Corporation and keep or cause to be kept accurate accounts of all money received or payments made by the Corporation, and shall have such other authority and responsibility as provided by the Bylaws or as the Board may designate and, subject to the direction of the Chief Financial Officer (if different) and the Board, the authority and responsibility customary to such office.

4.7 **General Counsel**. The Board shall designate a General Counsel for the Corporation, who shall be the Corporation's chief legal officer and shall have general supervision of the legal affairs of the Corporation and such other authority and responsibility as the Board may designate and, subject to the direction of the Board, the authority and responsibility customary to such office.

4.8 **Secretary**. The Secretary shall have custody of the minutes of the meetings of the Board, its committees and the stockholders, of the Certificate of Incorporation and the Bylaws (as amended from time to time) and such other records of the Corporation as respect its existence and authority to conduct business, shall have such other authority and responsibility as provided by the Bylaws or as the Board may designate and, subject thereto, the authority and responsibility customary to such office. The Secretary shall send out notices of meetings of the Board and stockholders as required by law or the Bylaws. The Secretary shall attend and keep the minutes of meetings of the Board except as the Board may otherwise designate.

4.9 **Assistant Treasurers; Assistant Secretaries**. In the absence or disability of the Secretary, his or her duties may be performed by an Assistant Secretary. In the absence or disability of the Treasurer, his or her duties may be performed by an Assistant Treasurer. Such assistant officers shall also have such authority and responsibility as may be assigned to them by the Board.

5. **SHARES.**

5.1 **Certificates**. Shares of the Corporation may be represented by certificates or may be uncertificated, but stockholders shall be entitled to receive share certificates representing their shares as provided by law. Share certificates shall be in such form as the Board may from time to time determine and shall be signed by the Chief Executive Officer or the President and countersigned by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary and embossed with the seal of the Corporation or, if not so signed and sealed, shall bear the engraved or printed facsimile signatures of the

officers authorized to sign and the engraved or printed facsimile of the seal of the Corporation. The death, incapacity, resignation or removal of an officer who signed or whose facsimile signature appears on a share certificate shall not affect the validity of the share certificate.

5.2 **Transfers of Record**. The shares of the Corporation shall, upon the surrender and cancellation of the certificate or certificates representing the same, be transferred upon the books of the Corporation at the request of the holder thereof, named in the surrendered certificate or certificates, in person or by his legal representatives or by his attorney duly authorized by written power of attorney filed with the Corporation or its transfer agent. In case of loss or destruction of a certificate of stock, another may be issued in lieu thereof in such manner and upon such terms as the Board shall authorize.

5.3 **Record Dates**. The Board may set a time, not more than 60 days nor less than 10 days prior to the date of any meeting of the stockholders, or not more than 60 days prior to the date set for the payment of any dividend or distribution or the date for the allotment of rights, or the date when any change or conversion or exchange of shares stock will be made or go into effect, as a record date for the determination of the stockholders entitled to notice of, or to vote at, any such meeting, or entitled to receive payment of any such dividend or distribution, or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversion, or exchange of shares of the Corporation. In such case, only such stockholders as shall be stockholders of record on the date so set shall be entitled to notice of, or to vote at, such meeting, or to receive payment of such dividend or distribution, or to receive such allotment of rights, or exercise such rights, as the case may be, notwithstanding any transfer of shares of the Corporation on the books of the Corporation after any record date set as aforesaid.

If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of, or to vote, at any such meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of, or to vote, at any such meeting shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

6. **MISCELLANEOUS.**

6.1 **Seal**. The Corporation shall have a seal that shall contain the words "Spirit AeroSystems Holdings, Inc." and may be affixed to documents of the Corporation as *prima facie* evidence of the act of the Corporation to the extent provided by law.

6.2 **Fiscal Year**. The fiscal year of the Corporation shall end on the 31st day of December.

6.3 Voting of Shares in Other Corporations. Shares in other corporations which are held by the Corporation may be represented and voted by the president or a vice president of this Corporation or by proxy or proxies appointed by one of them. The Board may, however, appoint some other person to vote the shares.

6.4 Amendments. These Bylaws may be amended, repealed or adopted by the stockholders or by a majority of the entire Board; provided, that only the stockholders may amend or repeal Sections 2.4(d), 2.9(b), 2.9(c) and 2.11 of these Bylaws. Any Bylaw adopted by the Board may be amended or repealed by the stockholders.

From: Boyle, Joseph T [mailto:joseph.t.boyle@spiritaero.com]
Sent: Wednesday, December 09, 2015 11:21 PM
To: Kingsley, Mark
Subject: Fwd: Rule 14a-8 Proposal (SPR)

Begin forwarded message:

> **From:** *** FISMA & OMB Memorandum M-07-16 ***
> **Date:** December 9, 2015 at 10:14:12 PM CST
> **To:** "Boyle, Joseph T" <joseph.t.boyle@spiritaero.com>
> **Subject: Rule 14a-8 Proposal (SPR)**
>
> Dear Mr. Boyle,
> Unfortunately page 12 is weak.
> Sincerely,
> John Chevedden

EXHIBIT C

Fifth Amended and Restated Bylaws

~~FOURTH~~FIFTH AMENDED AND RESTATED
BYLAWS
OF SPIRIT AEROSYSTEMS HOLDINGS, INC.
(the "Corporation")

adopted on ~~April 22, 2015~~[•], 2016

1 MEETING OF STOCKHOLDERS.

1.1 Annual Meeting of Stockholders. An annual meeting of stockholders shall be held in each year on such date and at such time as may be set by the board of directors of the Corporation (the ***"Board"***) (or by an officer of the Corporation authorized to do so by the Board) for the purpose of electing directors and the transaction of such other business as may properly come before the meeting.

1.2 Special Meetings of Stockholders. Special meetings of the stockholders for any purpose or purposes may be called at any time by the Board (or by an officer of the Corporation authorized to do so by the Board), the Chief Executive Officer or the Secretary. A special meeting of stockholders may also be called by the holders having a majority of the voting power of all of the Corporation's outstanding class A common stock, $0.01 par value per share (the ***"Class A Common Stock"***) and class B common stock, $0.01 par value per share (the ***"Class B Common Stock"***), voting together as a single class. Such special meetings may not be called by any other person or persons.

At any time, upon written request of any person or persons entitled to call and who have duly called a special meeting, it shall be the duty of the Secretary to set the date of the meeting, if such date has not been set by the Board, on a day not more than 60 days after the receipt of the request, and to give due notice of such meeting to the stockholders of the Corporation. If the Secretary shall neglect or refuse to set the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.

1.3 Place and Notice of Meetings of Stockholders. All meetings of stockholders shall be held at the principal office of the Corporation unless the Board (or an officer of the Corporation authorized to do so by the Board) shall decide otherwise, in which case such meetings may be held at such location within or without the State of Delaware as the Board may from time to time direct. Written notice of the place, day and hour of all meetings of stockholders and, in the case of a special meeting, of the general nature of the business to be transacted at the meeting, shall be given to each stockholder of record entitled to vote at the particular meeting either personally or by sending a copy of the notice through the mail or by overnight courier to the address of the stockholder appearing on the books of the Corporation or supplied by him to the Corporation for the purpose of notice or by any other means, including electronic means, permitted by law. Except as otherwise provided by the Bylaws, the Certificate of Incorporation or by law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting by the Chief Executive Officer, President or Secretary. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepared, directed to the stockholder at such stockholder's address as it appears on the records of

the Corporation. A waiver in writing of any written notice required to be given, signed by the person entitled to such notice, whether before or after the time stated, shall be deemed equivalent to the giving of such notice. Attendance of a person, either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

1.4 Nominations by Stockholders of Candidates for Election as Directors. In addition to the nomination by the Board of candidates for election to the Board as hereinafter provided, candidates may be nominated by any stockholder of the Corporation entitled to notice of, and to vote at, any meeting called for the election of directors and who complies with the notice procedures set forth in this Section 1.4. Subject to the last sentence of this section, nominations, other than those made by or on behalf of the Board, shall be made in writing and shall be received by the Secretary of the Corporation not later than (a) with respect to an election of directors to be held at an annual meeting of stockholders, 120 days prior to the anniversary date of the immediately preceding annual meeting, provided that, if the date of the annual meeting is more than 30 days before or after the anniversary date of the immediately preceding annual meeting, the stockholder nomination shall be received within 15 days after the public announcement by the Corporation of the date of the annual meeting, and (b), with respect to an election of directors to be held at a special meeting of stockholders, the close of business on the 15th day following the date on which notice of such meeting is first given to stockholders or public disclosure of the meeting is made, whichever is earlier. Such nomination shall contain the following information to the extent known to the notifying stockholder: (i) the name, age, business address and residence address of each proposed nominee and of the notifying stockholder; (ii) the principal occupation of each proposed nominee; (iii) a representation that the notifying stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iv) the class and total number of shares of capital stock and other securities of the Corporation that are owned beneficially and of record by the notifying stockholder and by the proposed nominee and, if such securities are not owned solely and directly by the notifying stockholder or the proposed nominee, the manner of beneficial ownership (beneficial ownership has the same meaning as provided in Regulation 13D under the Securities Exchange Act of 1934, as from time to time in effect (and any successor regulation) (the ***"Exchange Act"***)); (v) a description of all arrangements or understandings between the notifying stockholder or any of its affiliates or associates, and any others acting in concert with any of the foregoing, and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the notifying stockholder; (vi) such other information regarding such notifying stockholder and each nominee proposed by such stockholder as would be required to be included in a proxy statement filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Exchange Act and the rules and regulations thereunder had the nominee been nominated, or intended to be nominated, by the Board; and (vii) the consent of each nominee to serve as a director of the Corporation if so elected. The Corporation may request any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the

qualifications of the proposed nominee to serve as a director of the Corporation. Within 15 days following the receipt by the Secretary of a stockholder notice of nomination pursuant hereto, the Corporate Governance and Nominating Committee shall instruct the Secretary of the Corporation to advise the notifying stockholder of any deficiencies in the notice as determined by the Board. The notifying stockholder shall cure such deficiencies within 15 days of receipt of such notice. No persons shall be eligible for election as a director of the Corporation unless nominated in accordance with the Bylaws. Nominations not made in accordance herewith may, in the discretion of the presiding officer at the meeting and with the advice of the Corporate Governance and Nominating Committee, be disregarded by the presiding officer and, upon his or her instructions, all votes cast for each such nominee may be disregarded. The determinations of the presiding officer at the meeting shall be conclusive and binding upon all stockholders of the Corporation for all purposes.

1.5 Advance Notice of Other Matters to be Presented by Stockholders. At any annual meeting or special meeting of stockholders, only such business as is properly brought before the meeting in accordance with this paragraph may be transacted. To be properly brought before any meeting, any proposed business must be either (a) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Board, (b) otherwise properly brought before the meeting by or at the direction of the Board, or (c) if brought before the meeting by a stockholder, then (1) written notification of such proposed business (a ***"Stockholder Notification"***) must have been received by the Secretary of the Corporation from a stockholder of record on the record date for the determination of stockholders entitled to vote at such meeting not later than (i), with respect to business to be proposed at an annual meeting of stockholders, 120 days prior to the anniversary date of the immediately preceding annual meeting (*provided*, that if the date of the annual meeting is more than 30 days before or after the anniversary date of the immediately preceding annual meeting, the Stockholder Notification must have been received within 15 days after the public announcement by the Corporation of the date of the annual meeting) and (ii) with respect to business to be proposed at a special meeting of stockholders, the close of business on the 15th day following the date on which notice of such meeting is first given to stockholders or public disclosure of the meeting is made, whichever is earlier. Such Stockholder Notification shall set forth (A) a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (B) as to the stockholder giving notification, (i) the name and address of such stockholder and (ii) the class or series and total number of all shares of the Corporation that are owned beneficially and of record by such stockholder and, if such shares are not beneficially owned solely and directly by such stockholder, the beneficial owner(s) of such shares. Within 15 days following receipt by the Secretary of a Stockholder Notification pursuant hereto, the Corporation shall advise the stockholder of any deficiencies in the Stockholder Notification. The notifying stockholder may cure such deficiencies within 15 days after receipt of such advice, failing which the Stockholder Notification shall be deemed invalid.

1.6 Quorum for Stockholder Meetings. At any meeting of the stockholders, the presence, in person or by proxy, of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to vote upon a matter shall constitute a quorum for the transaction of business upon such matter, and the stockholders present at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. If a meeting cannot be organized because a quorum has not attended, those present may, except as otherwise provided by law, adjourn the meeting to such time and place as they may determine, but in the case of any meeting called for the election of directors, those who attend the second of such adjourned meetings, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.

1.7 Voting. Except as otherwise provided in the Corporation's Certificate of Incorporation, each stockholder of record shall have, at every stockholders' meeting, one vote for every share standing in his or her name on the books of the Corporation. ***"Certificate of Incorporation"*** means the Certificate of Incorporation of the Corporation, as filed with the Secretary of State of the State of Delaware, as it may from time to time be amended and in effect in accordance with law, and shall include any certificate of designations determining the designation, voting rights, preferences, limitations and special rights of any shares of the Corporation which have been adopted by the Board as permitted by the certificate of incorporation and the law, as then in effect.

1.8 Proxies. Every stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. A proxy may be submitted to the Secretary by a stockholder in writing, by telephone, electronically or any other means permitted by law.

1.9 Required Votes for Stockholder Action. Except in respect of the election of directors (as to which ~~a plurality of the votes of the shares entitled to vote on the election of a director and voted in favor thereof shall be required~~**the requisite vote is outlined in the following paragraph**), all questions submitted to the stockholders and all actions by the stockholders shall be decided by the affirmative vote of the stockholders present, in person or by proxy, entitled to cast at least a majority of the votes which all stockholders present are entitled to vote on the matter, **at any meeting at which a quorum is present,** unless otherwise provided by the Certificate of Incorporation, the Bylaws or by law. For purposes of this section, in the event that a holder of shares of a class or series which are entitled to vote on a matter is present in person or by proxy at a meeting but is not permitted by reason of a legal disability or by a contractual restriction or otherwise to vote the shares such holder holds on such matter, the shares held by such holder and not so permitted to be voted shall nevertheless be considered entitled to vote and present for purposes of determining the number of votes required for stockholder action.

Notwithstanding the foregoing provisions of this Section 1.9, a nominee for director of the Corporation shall only be elected if, at any meeting of the stockholders held for the election of directors at which a quorum is present, the votes cast for the nominee's election exceed the votes cast against the nominee's election; provided, however, that a plurality of all votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect a nominee to the Board if, in connection with the meeting, (i) a stockholder has duly nominated an individual for election to the Board in accordance with the advance notice and other nomination procedures and requirements adopted by the Corporation from time to time and set forth in these Bylaws and (ii) the stockholder nomination has not been withdrawn on or prior to the date that is fourteen (14) days prior to the date on which the Corporation first mails its notice of meeting to the stockholders. Votes cast "for" and "against" a nominee shall exclude votes "withheld", "abstentions" and "broker non-votes" with respect to that nominee's election. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

1.10 Ballots; Judges of Election. Elections for directors need not be by ballot but the Board or the presiding officer at a meeting of stockholders may direct the use of ballots for voting at the meeting. In advance of any meeting of stockholders, the Board may appoint judges of election who need not be stockholders to act at such meeting or any adjournment thereof, and if such appointment is not made, the presiding officer of

any such meeting may, and on request of any stockholder or his proxy shall, make such appointment at the meeting. The number of judges shall be one or three and, if appointed at a meeting on request of one or more stockholders or their proxies, the majority of the shares present and entitled to vote shall determine whether one or three judges are to be appointed. No person who is a candidate for office shall act as a judge. In case any person appointed as judge fails to appear or fails or refuses to act, the vacancy may be filled by appointment made by the Board in advance of the convening of the meeting or at the meeting by the person or officer presiding at the meeting. On request of the presiding officer of the meeting or of any stockholder or his proxy, the judges shall make a report in writing of any challenge or question or matter determined by them and execute a certificate of any fact found by them.

1.11 Action by Consent Without a Meeting. To the fullest extent and in the manner permitted by law, any action required or permitted to be taken at a meeting of the stockholders or of a class or series of stockholders may be taken without a meeting of the stockholders or of such class or series of stockholders upon the consent in writing signed by such stockholders who would have been entitled to vote the minimum number of votes that would be necessary to authorize the action at a meeting at which all the stockholders entitled to vote thereon were present and voting. The consents shall be filed with the Secretary.

1.12 List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least 10 days prior to the meeting during ordinary business hours at the principal place of business of the Corporation. A list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1.12 or to vote in person or by proxy at any meeting of stockholders.

2. BOARD OF DIRECTORS.

2.1 Authority of the Board of Directors. Except as otherwise provided by law and subject to the provisions of the Certificate of Incorporation and the Bylaws, all powers vested by law in the Corporation may be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, a Board that shall be constituted as provided by law, the Certificate of Incorporation and the Bylaws.

2.2 Number, Qualification, Election and Term of Directors. The business of the Corporation shall be managed by the Board, which shall consist of three or more directors and may be increased or decreased at any time and from time to time by the

entire Board without amendment to the Bylaws; provided, that no reduction in the number of members shall end the term of office of any director earlier than such term of office would otherwise end. ~~Except as otherwise provided by statute or these Bylaws, directors shall be elected at each annual meeting of stockholders by a plurality of votes cast and~~**Each director, including a director elected to fill a vacancy,** shall hold office until the next annual meeting of stockholders and until the election and qualification of their respective successors, subject to such director's earlier death or disability and subject to the provisions of Section 2.9 of these Bylaws. As used in these Bylaws, the term "entire Board" means the total number of directors which the Corporation would have if there were no vacancies on the Board.

2.3 Nomination of Directors. Only persons who are nominated in accordance with the provisions set forth in these Bylaws shall be eligible to be elected as directors at an annual or special meeting of stockholders. Nomination for election to the Board shall be made by the Board or Corporate Governance and the Nominating Committee of the Board. Nomination for election of any person to the Board may also be made by a stockholder as provided in Sections 1.4 and 1.5 of these Bylaws.

2.4 Quorum and Manner of Acting.

(a) No action may be taken by the Board, or any committee thereof, in the absence of a quorum.

(b) A majority of the Board shall be necessary to constitute a quorum. Where the Board is composed, in its entirety, of an even number of members and a quorum consists of all the members of the Board, then the Chairman of the Board shall have the authority to cast the deciding vote in case of a tie among the members.

(c) Action of the Board shall be authorized by the vote of a majority of the directors present at the time of the vote if there is a quorum, unless otherwise provided by law or these Bylaws. In the absence of a quorum a majority of the directors present may adjourn any meeting from time to time until a quorum is present.

(d) Notwithstanding anything to the contrary herein, the Board shall not be authorized to take any of the actions specified in Section 2.4(d)(i) or 2.4(d)(ii) below unless it shall have received, with respect to each such action, the prior approval of holders of a majority of the voting power of the outstanding common stock of the Corporation:

(i) any merger or consolidation which would require authorization by the Corporation's stockholders pursuant to Subchapter IX of the General Corporation Law of the State of Delaware (the "***DGCL***") as then in effect; or

(ii) any sale, lease or exchange of assets of the Corporation or any dissolution or winding up of the Corporation, which in any such case would require authorization by the Corporation's stockholders pursuant to Subchapter X of the DGCL as then in effect.

2.5 **Annual Organizational Meeting of the Board**. The Board shall hold an annual organizational meeting immediately following the annual meeting of the stockholders at the place thereof, without notice in addition to the notice of the annual meeting of stockholders, or at such other time as soon as practicable after such meeting as the Board shall determine and shall at the annual organizational meeting elect a Chief Executive Officer, a President, a Secretary and a Treasurer of the Corporation and such other officers of the Corporation as shall be provided by the Bylaws or determined by the Board to be appropriate, shall establish the standing committees of the Board provided by the Bylaws and may take such other action as the Board determines to be appropriate. Officers of the Corporation and standing and other committees of the Board may also be elected at any other time by the Board.

2.6 **Other Meetings of the Board**. All meetings of the Board, other than the annual organizational meeting, shall be held at the principal office of the Corporation unless the Board (or the person or persons entitled to call and calling the meeting) shall decide otherwise, in which case such meetings may be held at such location within or without the State of Delaware as the Board (or the person or persons entitled to call and calling the meeting) may from time to time direct. Regular meetings of the Board shall be held at such time (and place) in accordance with such schedule as the Board shall have determined in advance and no further notice of regular meetings of the Board shall be required. The Non-Management Directors (i.e., directors who are not then serving as executive officers of the Corporation or any subsidiary) may meet in their discretion without any member of management present to consider the overall performance of management and the performance of the role of the Non-Management Directors in the governance of the Corporation; such meetings may be held in connection with a regularly scheduled meeting of the Board or as the Non-Management Directors shall otherwise determine. The Independent Directors shall meet without any other director from time to time as they determine is appropriate. Special meetings of the Board may be called by the Chairman of the Board (if any), a Vice Chairman of the Board, (if any) the President or by any two or more directors by giving written notice at least two business days in advance of the day and hour of the meeting to each director (unless it is determined by the president or the Chairman of the Board (if any) to be necessary to meet earlier, in which case no less than 24 hours written notice shall be given), either personally or by facsimile, or other means including electronic means permitted by law. Attendance at any meeting of the Board shall be a waiver of notice thereof, unless such lack of notice is protested at the outset of the meeting. If all the members of the Board are present at any meeting, no notice of the meeting shall be required. ***"Independent Director"*** means a director who meets the criteria of independence established by the standards for the listing of the Class A Common Stock of the Corporation on the New York Stock Exchange and the Exchange Act and the rules and regulations promulgated thereunder, in order for such director to be treated as independent under such listing standards.

2.7 **Board or Committee Action Without a Meeting**. Any action required or permitted to be taken by the Board or by any committee of the Board may be taken without a meeting if all of the members of the Board or of the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the

written consents by the members of the Board or the committee shall be filed with the minutes of the proceeding of the Board or of the committee.

2.8 Participation in Board or Committee Meetings by Conference Telephone. Any or all members of the Board or of any committee of the Board may participate in a meeting of the Board or a committee thereof by means of a conference telephone or other communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at the meeting.

2.9 Resignation and Removal of Directors.

(a) Any director may resign at any time by delivering his resignation in writing to the President or Secretary of the Corporation, to take effect at the time specified in the resignation. ~~The~~**Unless otherwise specified therein, the** acceptance of a resignation~~, unless required by its terms~~, shall not be necessary to make it effective.

(b) A director may only be removed by holders of a majority of the voting power of all of the outstanding Class A Common Stock and Class B Common Stock, voting together as a single class, which may remove any member of the Board for any reason permitted by the provisions of applicable state law or the Corporation's Certificate of Incorporation or these Bylaws.

2.10 Chairman and Vice Chairman of the Board. The Board may, by resolution adopted by a majority of the entire Board, at any time designate one of its members as Chairman of the Board. The Chairman of the Board shall be a member of the Board. If present, the Chairman of the Board shall preside at each meeting of the Board or the stockholders, shall be responsible for the orderly conduct by the Board of its oversight of the business and affairs of the Corporation and its other duties as provided by law, the Certificate of Incorporation and these Bylaws and shall have such other authority and responsibility as the Board may designate. The Board may, by resolution adopted by a majority of the entire Board, at any time also designate one or more of its members as Vice Chairman of the Board. The Vice Chairman of the Board shall be a member of the Board. A Vice Chairman of the Board shall assist the Chairman of the Board in the conduct of his or her duties, including by presiding at meetings of the Board in the absence of the Chairman of the Board, and shall have such other authority and responsibility as the Board may designate. A Chairman or Vice Chairman of the Board shall not be considered an officer of the Corporation unless otherwise provided by the Board. The position of Chairman of the Board shall not be held by the then current Chief Executive Officer of the Corporation.

2.11 Vacancies. In the event of any vacancy on the Board, however occurring (including any vacancy created by an increase in the size of the Board), such vacancy shall be filled promptly by the affirmative vote of a majority of directors then in office or a remaining sole director or in accordance with Section 1.9 of these Bylaws, the stockholders of the Corporation. ~~Vacancies on the Board (including any vacancy created by an increase in the size of the Board) may be filled by the affirmative vote of a majority of directors then in office or by a remaining sole director. If there are~~

no directors in office~~, then an election of directors may be held in the manner provided by statute by a plurality of the votes cast by the holders of shares of capital stock entitled to vote at a special meeting of stockholders called for that purpose.~~

2.12 **<u>Compensation</u>**. Directors and members of the committees of the Board shall receive such compensation as the Board determines, together with reimbursement of their reasonable expenses in connection with the performance of their duties, all as permitted by law. A director may also be paid for serving the Corporation, its affiliates or subsidiaries in other capacities.

2.13 **<u>Indemnification and Advancement of Defense Costs for Directors and Officers</u>**.

(a) Right to Indemnification.

Each person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative ("***Proceeding***"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or, as a director or officer of the Corporation, is or was serving at the written request of the Corporation's Board of Directors or its designee as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by law, including but not limited to the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said Law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that the Corporation shall indemnify any such person seeking indemnity in connection with an action, suit or proceeding (or part thereof) initiated by such person only if such action, suit or proceeding (or part thereof) initiated by such person was authorized by the board of directors of the Corporation. Such right shall include the right to be paid by the Corporation expenses, including attorney's fees, incurred in defending any such Proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of such Proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, in which such director or officer agrees to repay all amounts so advanced if it should be ultimately determined by a court or other tribunal that such person is not entitled to be indemnified under this Section or otherwise.

(b) Right of Claimant to Bring Suit.

(i) If a claim under paragraph (a) is not paid in full by the Corporation within thirty days after a written claim therefor has been received by the Corporation, the claimant may any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. In any such action, the burden of proof shall be on the Corporation to prove the claimant is not entitled to such payment.

(ii) Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that the claimant is entitled to indemnification or advancement under the circumstances, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) that the claimant is not entitled to indemnification or advancement, shall be a defense to the action or create a presumption that the claimant is not entitled to indemnification or advancement.

(c) Contractual Rights; Applicability.

The right to be indemnified or to the reimbursement or advancement of expenses pursuant hereto (i) is a contract right based upon good and valuable consideration, pursuant to which the person entitled thereto may bring suit as if the provisions hereof were set forth in a separate written contract between the Corporation and the director or officer, (ii) is intended to be retroactive and shall be available with respect to events occurring prior to the adoption hereof, and (iii) shall continue to exist after the rescission or restrictive modification hereof with respect to events occurring prior thereto.

(d) Requested Service.

Any director or officer of the Corporation serving, in any capacity, and any other person serving as director or officer of, (i) another organization of which a majority of the outstanding voting securities representing the present right to vote for the election of its directors or equivalent executives is owned directly or indirectly by the Corporation, or (ii) any employee benefit plan of the Corporation or of any organization referred to in clause (i), shall be deemed to be doing so at the written request of the Corporation's Board of Directors.

(e) Non-Exclusivity of Rights.

The rights conferred on any person by paragraphs (a) through (d) above shall not be exclusive of and shall be in addition to any other right which such person may have or may hereafter acquire under any statute, provision of the Certificate of Incorporation, Code of Regulations, bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

(f) Insurance.

The Corporation may maintain insurance, at its expense, to protect itself and any such director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

2.14 Failed Director Election. Any director who fails to receive the requisite number of votes for reelection shall be required to promptly tender his or her resignation to the Board. The corporate governance and nominating committee of the Board shall make a recommendation to the Board on whether to accept or reject the offer of resignation, or whether other action should be taken. In reaching its decision, the Board will consider the corporate governance and nominating committee's recommendation and may consider any other factors it deems relevant, which may include the director's qualifications, the director's past and expected future contributions to the Corporation, the overall composition of the Board and committees of the Board, whether accepting the tendered resignation would cause the Corporation to fail to meet any applicable rule or regulation (including the New York Stock Exchange listing standards and the requirements of the federal securities laws) and the percentage of outstanding shares represented by the votes cast at the meeting. The director who tenders his or her offer of resignation shall not participate in the corporate governance and nominating committee's recommendation or the Board's decision. The Board will act on the resignation within 90 days following certification of the stockholder vote for the meeting and will promptly disclose its decision and rationale as to whether to accept the resignation (or the reasons for rejecting the resignation, if applicable) in a press release, in a filing with the Securities and Exchange Commission or by other public announcement, which may include a posting on the Corporation's website.

3. COMMITTEES.

3.1 Committees of the Board. The Board may, by resolution adopted by a majority of the entire Board, at any time designate one or more committees, each committee to consist of one or more of the directors of the Corporation, except as otherwise provided by the Bylaws. In the absence or disqualification of any member of a committee, the member or members present at a meeting of the committee and not disqualified, whether or not a quorum, may unanimously appoint another director to act at the meeting in place of the absent or disqualified member. Any such committee, to the extent provided in such resolution, shall have and may exercise any or all of the authority and responsibility of the Board in the management of the business and affairs of the Corporation, except as otherwise provided by law, the Certificate of Incorporation or the Bylaws. Except as otherwise provided by the Certificate of Incorporation, the Bylaws or action of the Board, with respect to all standing committees of the Board, including the Audit Committee, a majority of each such committee shall be necessary to constitute a quorum. Each committee shall keep a record of its actions and all material actions taken by a committee on behalf of the Board shall be reported to the full Board periodically. In all other respects, the Board may, by resolution adopted by a majority of the entire Board, establish rules of procedure for a committee, including designating a member of a committee as its chair, and a committee shall meet as provided by those rules or by resolutions of the Board. In the absence of such rules each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II. In the absence of the designation by the Board of the chairman of a committee or the adoption by the Board of rules of procedure for a committee, the committee may adopt its own rules of procedure and elect its chair. In the event any or all of the members of any committee are required to be independent under any then applicable listing standards to which the Company is subject or any other legal requirement, for the performance of some, but not all, of the duties of such committee, the Board may establish a separate committee for the performance of only those duties the performance of which requires such independent directors.

The Board shall approve a charter describing the purposes, functions and responsibilities of each standing committee of the Board. Each standing committee of the Board shall prepare and recommend to the Board for its approval the committee's charter. Each standing committee of the Board shall have the authority and responsibility provided by its Board-approved charter, subject to further action by the Board, and no further authorization of the Board shall be necessary for actions by a committee within the scope of its charter. Any other committee of the Board may likewise prepare and

recommend to the Board a charter for the committee and shall have the authority and responsibility provided by its Board-approved charter.

4. OFFICERS.

4.1 Officers Generally; Security. The Board shall designate a Chairman of the Board (who shall not be considered an officer of the Corporation unless otherwise provided by the Board), a Chief Executive Officer, a President, one or more Vice Presidents (including an executive Vice President, if the Board so determines), a Secretary, a Treasurer and a General Counsel and shall designate an officer as chief financial officer and an officer as chief accounting officer and may designate such other officers, with such titles, authority and responsibility (including Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries), as the Board considers appropriate for the conduct of the business and affairs of the Corporation. Any two or more offices may be held by the same individual; provided, that the positions of Chairman of the Board and Chief Executive Officer shall not be held by the same individual. Unless sooner removed by the Board, all officers shall hold office until the next annual organizational meeting of the Board and until their successors shall have been duly elected and qualified, or until such person's earlier death or resignation. Any officer may be removed from office at any time, with or without cause, by action of the Board.

4.2 Chief Executive Officer. Subject to the control of the Board, the Chief Executive Officer of the Corporation shall have general management of the business of the Corporation, including the appointment of all officers and employees of the Corporation for whose election or appointment no other provision is made in these Bylaws; he shall also have the power, at any time, to discharge or remove any officer or employee of the Corporation other than those officers and employees whose election or appointment is otherwise provided for in these Bylaws, subject to the action thereon of the Board and shall perform all other duties appropriate to this office. Unless otherwise provided by the Board, the Chief Executive Officer shall preside at all meetings of the stockholders.

4.3 President. The President shall be the chief operating officer of the Corporation, shall assist the Chief Executive Officer in the general supervision of the business and affairs and all other officers of the Corporation and, subject to the direction of the Board, shall have the authority and responsibility customary to such office. In the absence of a Chief Executive Officer and unless otherwise provided by the Board, the President shall preside at all meetings of the stockholders.

4.4 Vice Presidents. The Board may elect one or more Vice Presidents, with such further titles (including designation as President of a division or operation of the Corporation) and with such authority and responsibility as the Board may determine. In the absence or disability of the President, his duties shall be performed by one or more Vice Presidents as designated by the Board.

4.5 Chief Financial Officer. The Board shall designate an officer as the chief financial officer of the Corporation, who shall have general supervision of the financial affairs and books on accounts of the Corporation, such other authority and responsibility as the Board may designate and, subject to the direction of the Board, the authority and responsibility customary to such office. In the absence or disability of the chief financial officer, his or her duties may be performed by any other officer designated by him or her, by the President or by the Board.

4.6 The Treasurer. The Treasurer (who may be the same as or different from the chief financial officer) shall have supervision and custody of all funds and securities of the Corporation and keep or cause to be kept accurate accounts of all money received or payments made by the Corporation, and shall have such other authority and responsibility as provided by the Bylaws or as the Board may designate and, subject to the direction of the Chief Financial Officer (if different) and the Board, the authority and responsibility customary to such office.

4.7 General Counsel. The Board shall designate a General Counsel for the Corporation, who shall be the Corporation's chief legal officer and shall have general supervision of the legal affairs of the Corporation and such other authority and responsibility as the Board may designate and, subject to the direction of the Board, the authority and responsibility customary to such office.

4.8 Secretary. The Secretary shall have custody of the minutes of the meetings of the Board, its committees and the stockholders, of the Certificate of Incorporation and the Bylaws (as amended from time to time) and such other records of the Corporation as respect its existence and authority to conduct business, shall have such other authority and responsibility as provided by the Bylaws or as the Board may designate and, subject thereto, the authority and responsibility customary to such office. The Secretary shall send out notices of meetings of the Board and stockholders as required by law or the Bylaws. The Secretary shall attend and keep the minutes of meetings of the Board except as the Board may otherwise designate.

4.9 Assistant Treasurers; Assistant Secretaries. In the absence or disability of the Secretary, his or her duties may be performed by an Assistant Secretary. In the absence or disability of the Treasurer, his or her duties may be performed by an Assistant Treasurer. Such assistant officers shall also have such authority and responsibility as may be assigned to them by the Board.

5. SHARES.

5.1 Certificates. Shares of the Corporation may be represented by certificates or may be uncertificated, but stockholders shall be entitled to receive share certificates representing their shares as provided by law. Share certificates shall be in such form as the Board may from time to time determine and shall be signed by the Chief Executive Officer or the President and countersigned by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary and embossed with the seal of the Corporation or, if not so signed and sealed, shall bear the engraved or printed facsimile signatures of the

officers authorized to sign and the engraved or printed facsimile of the seal of the Corporation. The death, incapacity, resignation or removal of an officer who signed or whose facsimile signature appears on a share certificate shall not affect the validity of the share certificate.

5.2 Transfers of Record. The shares of the Corporation shall, upon the surrender and cancellation of the certificate or certificates representing the same, be transferred upon the books of the Corporation at the request of the holder thereof, named in the surrendered certificate or certificates, in person or by his legal representatives or by his attorney duly authorized by written power of attorney filed with the Corporation or its transfer agent. In case of loss or destruction of a certificate of stock, another may be issued in lieu thereof in such manner and upon such terms as the Board shall authorize.

5.3 Record Dates. The Board may set a time, not more than 60 days nor less than 10 days prior to the date of any meeting of the stockholders, or not more than 60 days prior to the date set for the payment of any dividend or distribution or the date for the allotment of rights, or the date when any change or conversion or exchange of shares stock will be made or go into effect, as a record date for the determination of the stockholders entitled to notice of, or to vote at, any such meeting, or entitled to receive payment of any such dividend or distribution, or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversion, or exchange of shares of the Corporation. In such case, only such stockholders as shall be stockholders of record on the date so set shall be entitled to notice of, or to vote at, such meeting, or to receive payment of such dividend or distribution, or to receive such allotment of rights, or exercise such rights, as the case may be, notwithstanding any transfer of shares of the Corporation on the books of the Corporation after any record date set as aforesaid.

If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of, or to vote, at any such meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of, or to vote, at any such meeting shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

6. MISCELLANEOUS.

6.1 Seal. The Corporation shall have a seal that shall contain the words "Spirit AeroSystems Holdings, Inc." and may be affixed to documents of the Corporation as *prima facie* evidence of the act of the Corporation to the extent provided by law.

6.2 Fiscal Year. The fiscal year of the Corporation shall end on the 31st day of December.

6.3 **Voting of Shares in Other Corporations**. Shares in other corporations which are held by the Corporation may be represented and voted by the president or a vice president of this Corporation or by proxy or proxies appointed by one of them. The Board may, however, appoint some other person to vote the shares.

6.4 **Amendments**. These Bylaws may be amended, repealed or adopted by the stockholders or by a majority of the entire Board; provided, that only the stockholders may amend or repeal Sections 2.4(d), 2.9(b), 2.9(c) and 2.11 of these Bylaws. Any Bylaw adopted by the Board may be amended or repealed by the stockholders.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Spirit AeroSystems Holdings, Inc. (SPR)
Directors to be Elected by Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 21, 2015 no-action request.

The company i-10 letter cites no steps yet taken.

The title of the proposal is
Directors to be Elected by Majority Vote

The potential future event could be described as a workaround plan to keep a director in office after a failed vote.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: Joseph T. Boyle <joseph.t.boyle@spiritaero.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 6, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Spirit AeroSystems Holdings, Inc. (SPR)
Directors to be Elected by Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 21, 2015 no-action request.

The company i-10 letter cites no steps yet taken.

The title of the proposal is
Directors to be Elected by Majority Vote

The company claims it should be entitled to i-10 credit for devising a provision for the Board to keep a director in office after the director is slammed with a failed vote by shareholders.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: Joseph T. Boyle <joseph.t.boyle@spiritaero.com>

KAYE | SCHOLER LLP

250 West 55th Street
New York, NY 10019-9710
+1 212 836 8000 main
+1 212 836 6792 fax

December 21, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Spirit AeroSystems Holdings, Inc.*
Shareholder Proposal of John Chevedden
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Spirit AeroSystems Holdings, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter (via email at shareholderproposals@sec.gov) with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE SHAREHOLDER PROPOSAL

The Proposal states:

> "Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats. This proposal includes that a director who receives less than such a majority vote be removed from the board immediately or as soon as a replacement director can be qualified on an expedited basis."

A copy of the Proposal is attached to this letter as Exhibit A. We have requested that the Proponent withdraw the Proposal, but the Proponent has failed to do so. Copies of related correspondence with the Proponent are attached to this letter as Exhibit B.

THE COMPANY PROPOSAL

At a meeting on October 19, 2016, the Corporate Governance and Nominating Committee of the Board of Directors of the Company (the "Board") approved the commencement of a process to include a proposal in the 2016 Proxy Materials to amend the Company's Fourth Amended and Restated Bylaws (the "Bylaws"), in order to provide for majority voting for directors in uncontested elections based upon votes cast, retain plurality voting in contested elections, and include the post-election procedures described below for circumstances where an incumbent director does not receive the requisite majority of votes cast. As a result of such approval, at the Company's next regularly scheduled Board meeting on January 27, 2016, the Board plans to consider, and is expected to approve, an amendment to the Bylaws reflecting the foregoing. The amendment will be presented to the Board in the form of the Fifth Amended and Restated Bylaws (the "Amended Bylaws"), a copy of which is attached to this letter as Exhibit C. Upon approval by the Board, the Amended Bylaws will be presented for approval by the Company's shareholders at the Company's 2016 Annual Meeting of Stockholders.

The Company will include a proposal in its 2016 Proxy Materials outlining the changes to the bylaws, declaring the proposal's advisability and recommending that the Company's shareholders approve the Amended Bylaws (the "Company Proposal").

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that, assuming the Board approves the Amended Bylaws at its meeting on January 27, 2016, the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) because upon such approval, which will have occurred almost two months before the Company expects to mail the 2016 Proxy

Materials to its stockholders, the Proposal will have been substantially implemented. Once the Board approves the Amended Bylaws on January 27, 2016, the Board will have initiated the process to amend the Bylaws to "provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections" with post-election resignation procedures when a director receives less than a majority vote. Thus, the Proposal will have already been substantially implemented, as discussed further below.

In the alternative, should the Staff not concur in our view that the Proposal may be excluded pursuant to Rule 14a-8(i)(10), we request that the Staff concur that the Proposal be excluded pursuant to Rule 14a-8(i)(9), because the post-election resignation procedures detailed in the last sentence of the Proposal directly conflict with those outlined in the Company Proposal and therefore a reasonable stockholder could not logically vote for both proposals. An affirmative vote on both proposals would render the Company unable to determine the post-election resignation procedure that its stockholders intended to support.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "fully effected" by the company. *See Exchange Act Release No. 19135* (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. *Exchange Act Release No. 20091, at § II.E.6.* (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," *1983 Release*, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See*, e.g., *Wal-Mart Stores, Inc.* (avail. Mar. 27, 2014); *The Dow Chemical Company* (avail. Mar. 18, 2014); *AT&T Inc.* (avail. Jan. 22, 2014); *Time Warner Inc.* (avail. Mar. 10, 2011); *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999).

The Staff has concurred that similar shareholder proposals calling for the implementation of provisions establishing a majority voting standard for director elections, like the Proposal, are excludable under Rule 14a-8(i)(10) where the proposal would be substantially implemented before the filing of the company's proxy materials. In *American International Group, Inc.* (Mar. 12, 2008), for example, the Staff excluded a shareholder proposal calling for majority vote to be implemented under Rule 14a-8(i)(10), where the amended bylaw, in a form attached to the no-action letter, would be presented to the company's board of directors for adoption, such that the proposal would be substantially implemented "prior to the filing of its definitive proxy materials," so long as the company filed a supplementary letter with the Staff indicating that the action had been taken.

The Staff consistently grants no-action relief under Rule 14a-8(i)(10), even if the proposal has not been implemented exactly as proposed by the shareholder proponent, where a company has satisfied the essential objective of the proposal. In the context of majority vote shareholder proposals, the Staff has granted no-action relief when a company implemented a majority election requirement for uncontested director elections, even if the company also adopted a resignation policy that was not specifically contemplated in the proposal. In *American International Group, Inc.* (Mar. 12, 2008), the company adopted a majority voting standard bylaw amendment and also amended its corporate governance guidelines to implement a "resignation policy" and despite an objection from Mr. John Chevedden relating to such resignation policy, the Staff permitted exclusion under Rule 14a-8(i)(10). Similarly, in *The Pep Boys – Manny, Moe & Jack* (Apr. 2, 2008), the company proposal added language that was not present in the shareholder proposal relating to post-election resignation procedures, "to address the situation commonly referred to as the holdover director issue" and the Staff again permitted exclusion on the basis of "substantial implementation." *See also 3D Systems Corporation* (Jan. 1, 2015) (permitting exclusion on the basis of Rule 14a-8(i)(10), where the Staff found the company's policies "compare favorably with the guidelines of the proposal" despite the addition of a resignation policy not contemplated in the shareholder proposal).

The Proposal requests (1) that the Board initiate the appropriate process to amend the Company's articles of incorporation and/or bylaws (2) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of Board seats and (3) that the proposal includes that a director who receives less than such a majority vote be removed from the board immediately or as soon as a replacement director can be qualified on an expedited basis. The requested post-election removal procedure recognizes the "holdover director" issue that is often cited as a quirk under Delaware law. Because Section 141(b) of the Delaware General Corporation Law permits "each director...[to] hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal," unless a company adopts a process for resignation or removal of a director who does not receive a majority of the votes cast, a director who has failed to receive a majority vote can remain on the board indefinitely, as a so-called "holdover director."

On January 27, 2016, the Board is expected to approve the Amended Bylaws to reflect the foregoing, subject to and effective upon, the approval of the Company's shareholders at the 2016 Annual Meeting of Stockholders. After the Board approves the Amended Bylaws, the Company will file a supplementary letter with the Staff confirming such approval. Section 1.9 of the Amended Bylaws provides for majority voting in uncontested director elections, with a plurality retained for contested director elections. Section 2.14 of the Amended Bylaws addresses post-election resignation procedures and provides that "[a]ny director who fails to receive the requisite number of votes for reelection shall be required to promptly tender his or her resignation to the Board," after which point the Board will decide whether to accept or reject the offer of resignation based on relevant factors, which may include, among other things, the director's past and expected future contributions to the Company, the overall composition of the Board and its committees and whether accepting the resignation would result in the Company failing to meet relevant NYSE listing or federal securities law requirements. The Board will publicly disclose the decision and rationale within ninety (90) days from the date of certification of the election results. The Company will include the Company Proposal, attaching the Amended Bylaws, in its 2016 Proxy Materials, and recommend that the Company's shareholders approve the Amended Bylaws.

Because the Proposal only asks the Company to "initiate the appropriate process," to amend its governing documents, the Proposal will be substantially implemented well in advance of the filing of the 2016 Proxy Materials, assuming the Board approves the Amended Bylaws on January 27, 2016. Furthermore, notwithstanding the differences in the precise language used, the Amended Bylaws embodied in the Company Proposal compare favorably to the Proposal and implement the essential objective thereof and therefore, consistent with extensive precedent, the Company Proposal substantially implements the Proposal. *See, e.g., 3D Systems Corporation* (Jan. 1, 2015); *The Pep Boys -- Manny, Moe & Jack* (Apr. 2, 2008); and *American International Group, Inc.* (Mar. 12, 2008).

For the foregoing reasons, we believe that once the Board approves the Amended Bylaws, the Company will have substantially implemented the Proposal, and that, assuming the Board in fact approves the Amended Bylaws, the Company may therefore exclude the Proposal from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10).

The Proposal May Be Excluded Under Rule 14a-8(i)(9)

If the Staff does not concur that the Proposal may be excluded pursuant to Rule 14a-8(i)(10), and instead is of the view that the Proposal would not be substantially implemented by inclusion of the Company Proposal in the 2016 Proxy Materials, then we would be of the view that, alternatively, the Proposal should be excluded pursuant to Rule 14a-8(i)(9), which states that a registrant may omit a stockholder proposal from its proxy statement if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." According to the recent Staff Legal Bulletin No. 14H (CF), published October 22, 2015 ("SLB 14H (CF)"), whether a proposal is excludable under this basis should focus on whether there is a direct conflict between the management and shareholder proposals.

A direct conflict would exist if a reasonable shareholder could not logically vote in favor of both proposals, *i.e.*, a vote for one proposal is tantamount to a vote against the other proposal. A direct conflict would not exist if a reasonable shareholder, although possibly preferring one proposal over the other, could logically vote for both.

The Proposal mandates a post-election director removal procedure such that "a director who receives less than such a majority vote be removed from the board immediately or as soon as a replacement director can be qualified on an expedited basis." Contrary to the Proposal, the Company Proposal does not require a director who receives less than a majority vote to "be removed from the board." Instead, the Company Proposal mandates that a director who fails to receive the requisite votes in an uncontested election submit his or her resignation to the Board, and gives the Board the discretion to accept or reject such resignation, based on the specific factual circumstances, as outlined in Section 2.14 of the Amended Bylaws. The Proposal and the Company Proposal could not both be fully implemented. If the director who fails to be elected must be "removed", then such director cannot also be retained if the Board determines to reject his or her resignation. A reasonable stockholder could not logically vote for both proposals.

In *Herley Industries, Inc.* (October 16, 2007), the shareholder proposal demanded that majority voting in uncontested director elections be implemented, and called for an incumbent director who was not elected to "tender his or her resignation to the Board." The company's proposal, instead, provided that an incumbent director who failed to receive more votes "withheld" than "for" (effectively treating "withheld" votes like "against" votes in a majority vote standard), must immediately submit a resignation letter to the remainder of the board of directors, who would, upon a process managed by their nominating committee, determine within 45 days whether to accept or reject such resignation. The company argued that contrary to the shareholder's proposal, its proposal did not "prohibit a director nominee that receives less than a majority vote from becoming, or, in the case of an incumbent director, remaining, a director." Much like in our Amended Bylaws, the company's bylaws in *Herley* gave the board of directors discretion to accept or reject a director nominee's resignation upon a failed election, and "an affirmative vote on both proposals would result in an inconsistent, ambiguous and inconclusive mandate from the share owners." The Staff agreed with the company in *Herley*, and granted no-action relief on the basis that the post-election resignation procedure outlined in the shareholder proposal directly conflicted with that of the company's proposal.

For the foregoing reasons, we believe that the Proposal directly conflicts with the Company Proposal, and that the Company may therefore exclude the Proposal from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to joseph.t.boyle@spiritaero.com and mark.kingsley@kayescholer.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 836-7092 or Joseph Boyle, the Company's Deputy General Counsel and Assistant Secretary, at (316) 523-0655.

Sincerely,



Mark S. Kingsley
Kaye Scholer LLP

cc: Joseph Boyle, Deputy General Counsel, Spirit AeroSystems Holdings, Inc.
John Chevedden

EXHIBIT A

The Proposal

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Jon Lammers
Secretary
Spirit AeroSystems Holdings, Inc. (SPR)
3801 South Oliver
Wichita, KS 67210
PH: 316-526-9000
FX: 316-523-8814
FX: 316-529-4541

Dear Mr. Lammers,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of thc proposal at thc annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden



Date

cc: Joseph T. Boyle <joseph.t.boyle@spiritaero.com>

[SPR: Rule 14a-8 Proposal, October 19, 2015]

Proposal 4 – Directors to be Elected by Majority Vote

Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats. This proposal includes that a director who receives less than such a majority vote be removed from the board immediately or as soon as a replacement director can be qualified on an expedited basis.

In order to provide shareholders a meaningful role in director elections, our Company's current director election standard should be changed from a plurality vote standard to a majority vote standard. The majority vote standard is the most appropriate voting standard for director elections where only board nominated candidates are on the ballot.

This will establish a more meaningful vote standard for board nominees and could lead to improved performance by individual directors and the entire board. Under our Company's current voting system, a director nominee can be elected with as little as one yes-vote. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. More than 77% of the companies in the S&P 500 have adopted majority voting for uncontested elections. Our company has an opportunity to join the growing list of companies that have already adopted this standard.

Please vote to enhance shareholder value:

Directors to be Elected by Majority Vote – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

Correspondence with the Proponent

From: Boyle, Joseph T [mailto:joseph.t.boyle@spiritaero.com]
Sent: Friday, November 20, 2015 10:38 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Kingsley, Mark
Subject: Rule 14a-8 Proposal dated October 19, 2015

Dear Mr. Chevedden:

Please accept the enclosed in response to your Rule 14a-8 Proposal of October 19, 2015.

Sincerely,

Joseph T. Boyle

Joseph T. Boyle
Deputy General Counsel & Assistant Secretary
Law Department
Spirit AeroSystems, Inc.
3801 South Oliver, M/C K11-60
Wichita, Kansas 67210
Telephone: 316-523-0655
Facsimile: 316-529-4541
joseph.t.boyle@spiritaero.com

Law Department
3801 S. Oliver St., Wichita, KS 67210
Phone: 316-526-2320 Fax: 316-523-8814


SPIRIT
AEROSYSTEMS

November 20, 2015

VIA ELECTRONIC TRANSMISSION
*** FISMA & OMB Memorandum M-07-16 ***
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Rule 14a-8 Shareholder Proposal Submitted by John Chevedden to Spirit AeroSystems Holdings, Inc.

Dear Mr. Chevedden:

We are in receipt of your letter to Jon Lammers, as Secretary of Spirit AeroSystems Holdings, Inc. (the "Company"), dated October 19, 2015, submitting a shareholder proposal (the "Proposal") for inclusion in the Company's proxy materials for its 2016 Annual Meeting of Stockholders under Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"). As requested in your letter, we are directing this response to the email address you provided.

We appreciate your continued interest in the Company and in improving its corporate governance.

We wish to inform you that the Corporate Governance and Nominating Committee (the "Committee") of the Board of Directors of the Company (the "Board") has reviewed the Proposal, as well as guidance on majority voting from Institutional Shareholders Services Inc. The Committee has recommended the inclusion of a management proposal in the Company's 2016 Proxy Materials (the "Company Proposal"), which would amend the Company's Fourth Amended and Restated Bylaws (the "Bylaws") to implement a majority voting standard in uncontested elections, with a plurality vote standard retained for contested director elections. In addition, the Company Proposal would address resignation procedures for directors who fail to receive the requisite majority vote in an uncontested election.

As you may know, Rule 14a-8(i) sets forth various bases pursuant to which a public company may exclude a shareholder proposal from its proxy statement. Included among these bases, Rule 14a-8(i)(10) establishes that if a company has already substantially implemented a proposal that has been submitted by a shareholder for inclusion in the company's proxy materials, the company may exclude such proposal. Rule 14a-8(j) provides that a company can accomplish this exclusion by filing its reasons for exclusion with the Securities and Exchange Commission (the "SEC") no later than 80 calendar days before filing its definitive proxy statement.

The SEC has granted no-action relief under Rule 14a-8(i)(10) on quite a few occasions involving this same issue of majority voting, as the SEC has found that the adoption (or recommendation to shareholders for approval) of a bylaw or charter amendment requiring that the election of a company's board of directors be decided by majority vote (with a plurality standard retained for contested elections), together with related resignation procedures, substantially implemented a shareholder proposal that was similar to yours. Similarly, we believe that as a result of the Company Proposal, which is expected to be approved by the Board at its next meeting and it will then be submitted to the Company's stockholders for approval at the 2016 Annual Meeting of Stockholders, the Company will have substantially implemented the Proposal.

We kindly request that you consider withdrawing the Proposal in order to save the Company the cost of performing the procedures required to formally exclude your proposal from its proxy materials under Rule 14a-8. The Company is fully prepared to do so, as there is a valid basis for exclusion under Rule 14a-8(i)(10); however, we request that, consistent with your efforts to improve the long term performance of the Company, you will not require the Company to needlessly expend its resources to exclude a proposal that will be moot due to the fact that the Company plans to submit its own proposal on this matter. Assuming that is the case, we request that you please submit your withdrawal of the Proposal in writing to Mr. Lammers. For your reference, a copy of Rule 14a-8 is attached to this letter, as Exhibit A.

Notwithstanding anything to the contrary contained herein, nothing in this letter should be deemed or construed as the Company's agreement to or support of the Proposal. Please note that if you do not withdraw the proposal, the Company will submit a "no-action" request to the SEC seeking to exclude the Proposal from its proxy materials.

If you have any questions regarding this letter, please feel free to contact me.

Sincerely,



Joseph T. Boyle
Assistant Secretary

Enclosure

cc: Mark Kingsley, Kaye Scholer LLP
Jon Lammers

EXHIBIT A

RULE 14a-8

Pages 17 through 22 redacted for the following reasons:
- -
*** Copyrighted Material Omitted ***

From: Boyle, Joseph T [mailto:joseph.t.boyle@spiritaero.com]
Sent: Monday, November 23, 2015 9:03 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Kingsley, Mark
Subject: Re: Rule 14a-8 Proposal (SPR)

Mr. Chevedden:

Specifically, the required vote would be fifty percent plus one share of votes cast in a shareholder meeting once quorum is established.

Regards,

Joe Boyle

On Nov 23, 2015, at 7:41 AM, "Boyle, Joseph T" <joseph.t.boyle@spiritaero.com> wrote:

> Wouldn't it be 50% plus one vote?
>
> On Nov 22, 2015, at 11:01 PM, *** FISMA & OMB Memorandum M-07-16 *** wrote:
>
>> Dear Mr. Boyle,
>> Thank you for you message.
>> Can you advise the percentage vote that will be required for passage.
>> Sincerely,
>> John Chevedden

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 23, 2015 12:02 PM
To: Boyle, Joseph T
Cc: Kingsley, Mark
Subject: Rule 14a-8 Proposal (SPR)

Mr. Boyle,
Thank you for the additional information.
Does the company already have a draft of the bylaw provision in mind.
It is of particular interest the procedure if a director does not receive a majority vote.
Sincerely,
John Chevedden

From *** FISMA & OMB Memorandum M-07-16 ***
Date: November 29, 2015 at 11:31:44 AM CST
To: "Boyle, Joseph T" <joseph.t.boyle@spiritaero.com>
Subject: Rule 14a-8 Proposal (SPR)

Mr. Boyle,
Thank you for the additional information.
Can you advise details if a director does not obtain a majority vote.
It is important that the company proposal has teeth in it.
Sincerely,
John Chevedden

From: Boyle, Joseph T [mailto:joseph.t.boyle@spiritaero.com]
Sent: Wednesday, December 09, 2015 3:39 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Kingsley, Mark
Subject: RE: Rule 14a-8 Proposal dated October 19, 2015

Dear Mr. Chevedden:

Please accept the enclosed in response to your letters of November 23 and 29, 2015.

Sincerely,

Joseph T. Boyle

Joseph T. Boyle
Deputy General Counsel & Assistant Secretary
Law Department
Spirit AeroSystems, Inc.
3801 South Oliver, M/C K11-60
Wichita, Kansas 67210
Telephone: 316-523-0655
Facsimile: 316-529-4541
joseph.t.boyle@spiritaero.com

Law Department
3801 S. Oliver St., Wichita, KS 67210
Phone: 316-526-2320 Fax: 316-523-8814



December 9, 2015

VIA ELECTRONIC TRANSMISSION
*** FISMA & OMB Memorandum M-07-16 ***
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Rule 14a-8 Shareholder Proposal Submitted by John Chevedden to Spirit AeroSystems Holdings, Inc.; Your letters of 11/23/15 and 11/29/15

Dear Mr. Chevedden:

In response to the referenced letters, attached is a draft of the bylaws of Spirit AeroSystems Holdings, Inc. showing the amendments that management is recommending to the Board of Directors to pass at the next regular meeting and following that action, to submit to the shareholders for approval at the 2016 Annual Meeting.

If you have any questions regarding this letter, please feel free to contact me.

Sincerely,

Joseph P. Boyle
Assistant Secretary

Enclosure

cc: Mark Kingsley, Kaye Scholer LLP

~~FOURTH~~FIFTH AMENDED AND RESTATED BYLAWS OF SPIRIT AEROSYSTEMS HOLDINGS, INC. (the "Corporation")

adopted on ~~April 22, 2015~~[•], 2016

1 MEETING OF STOCKHOLDERS.

1.1 Annual Meeting of Stockholders. An annual meeting of stockholders shall be held in each year on such date and at such time as may be set by the board of directors of the Corporation (the ***"Board"***) (or by an officer of the Corporation authorized to do so by the Board) for the purpose of electing directors and the transaction of such other business as may properly come before the meeting.

1.2 Special Meetings of Stockholders. Special meetings of the stockholders for any purpose or purposes may be called at any time by the Board (or by an officer of the Corporation authorized to do so by the Board), the Chief Executive Officer or the Secretary. A special meeting of stockholders may also be called by the holders having a majority of the voting power of all of the Corporation's outstanding class A common stock, $0.01 par value per share (the ***"Class A Common Stock"***) and class B common stock, $0.01 par value per share (the ***"Class B Common Stock"***), voting together as a single class. Such special meetings may not be called by any other person or persons.

At any time, upon written request of any person or persons entitled to call and who have duly called a special meeting, it shall be the duty of the Secretary to set the date of the meeting, if such date has not been set by the Board, on a day not more than 60 days after the receipt of the request, and to give due notice of such meeting to the stockholders of the Corporation. If the Secretary shall neglect or refuse to set the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.

1.3 Place and Notice of Meetings of Stockholders. All meetings of stockholders shall be held at the principal office of the Corporation unless the Board (or an officer of the Corporation authorized to do so by the Board) shall decide otherwise, in which case such meetings may be held at such location within or without the State of Delaware as the Board may from time to time direct. Written notice of the place, day and hour of all meetings of stockholders and, in the case of a special meeting, of the general nature of the business to be transacted at the meeting, shall be given to each stockholder of record entitled to vote at the particular meeting either personally or by sending a copy of the notice through the mail or by overnight courier to the address of the stockholder appearing on the books of the Corporation or supplied by him to the Corporation for the purpose of notice or by any other means, including electronic means, permitted by law. Except as otherwise provided by the Bylaws, the Certificate of Incorporation or by law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting by the Chief Executive Officer, President or Secretary. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepared, directed to the stockholder at such stockholder's address as it appears on the records of

the Corporation. A waiver in writing of any written notice required to be given, signed by the person entitled to such notice, whether before or after the time stated, shall be deemed equivalent to the giving of such notice. Attendance of a person, either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

1.4 Nominations by Stockholders of Candidates for Election as Directors. In addition to the nomination by the Board of candidates for election to the Board as hereinafter provided, candidates may be nominated by any stockholder of the Corporation entitled to notice of, and to vote at, any meeting called for the election of directors and who complies with the notice procedures set forth in this Section 1.4. Subject to the last sentence of this section, nominations, other than those made by or on behalf of the Board, shall be made in writing and shall be received by the Secretary of the Corporation not later than (a) with respect to an election of directors to be held at an annual meeting of stockholders, 120 days prior to the anniversary date of the immediately preceding annual meeting, provided that, if the date of the annual meeting is more than 30 days before or after the anniversary date of the immediately preceding annual meeting, the stockholder nomination shall be received within 15 days after the public announcement by the Corporation of the date of the annual meeting, and (b), with respect to an election of directors to be held at a special meeting of stockholders, the close of business on the 15th day following the date on which notice of such meeting is first given to stockholders or public disclosure of the meeting is made, whichever is earlier. Such nomination shall contain the following information to the extent known to the notifying stockholder: (i) the name, age, business address and residence address of each proposed nominee and of the notifying stockholder; (ii) the principal occupation of each proposed nominee; (iii) a representation that the notifying stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iv) the class and total number of shares of capital stock and other securities of the Corporation that are owned beneficially and of record by the notifying stockholder and by the proposed nominee and, if such securities are not owned solely and directly by the notifying stockholder or the proposed nominee, the manner of beneficial ownership (beneficial ownership has the same meaning as provided in Regulation 13D under the Securities Exchange Act of 1934, as from time to time in effect (and any successor regulation) (the ***"Exchange Act"***)); (v) a description of all arrangements or understandings between the notifying stockholder or any of its affiliates or associates, and any others acting in concert with any of the foregoing, and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the notifying stockholder; (vi) such other information regarding such notifying stockholder and each nominee proposed by such stockholder as would be required to be included in a proxy statement filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Exchange Act and the rules and regulations thereunder had the nominee been nominated, or intended to be nominated, by the Board; and (vii) the consent of each nominee to serve as a director of the Corporation if so elected. The Corporation may request any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the

qualifications of the proposed nominee to serve as a director of the Corporation. Within 15 days following the receipt by the Secretary of a stockholder notice of nomination pursuant hereto, the Corporate Governance and Nominating Committee shall instruct the Secretary of the Corporation to advise the notifying stockholder of any deficiencies in the notice as determined by the Board. The notifying stockholder shall cure such deficiencies within 15 days of receipt of such notice. No persons shall be eligible for election as a director of the Corporation unless nominated in accordance with the Bylaws. Nominations not made in accordance herewith may, in the discretion of the presiding officer at the meeting and with the advice of the Corporate Governance and Nominating Committee, be disregarded by the presiding officer and, upon his or her instructions, all votes cast for each such nominee may be disregarded. The determinations of the presiding officer at the meeting shall be conclusive and binding upon all stockholders of the Corporation for all purposes.

1.5 **Advance Notice of Other Matters to be Presented by Stockholders.** At any annual meeting or special meeting of stockholders, only such business as is properly brought before the meeting in accordance with this paragraph may be transacted. To be properly brought before any meeting, any proposed business must be either (a) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Board, (b) otherwise properly brought before the meeting by or at the direction of the Board, or (c) if brought before the meeting by a stockholder, then (1) written notification of such proposed business (a ***"Stockholder Notification"***) must have been received by the Secretary of the Corporation from a stockholder of record on the record date for the determination of stockholders entitled to vote at such meeting not later than (i), with respect to business to be proposed at an annual meeting of stockholders, 120 days prior to the anniversary date of the immediately preceding annual meeting (*provided*, that if the date of the annual meeting is more than 30 days before or after the anniversary date of the immediately preceding annual meeting, the Stockholder Notification must have been received within 15 days after the public announcement by the Corporation of the date of the annual meeting) and (ii) with respect to business to be proposed at a special meeting of stockholders, the close of business on the 15th day following the date on which notice of such meeting is first given to stockholders or public disclosure of the meeting is made, whichever is earlier. Such Stockholder Notification shall set forth (A) a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (B) as to the stockholder giving notification, (i) the name and address of such stockholder and (ii) the class or series and total number of all shares of the Corporation that are owned beneficially and of record by such stockholder and, if such shares are not beneficially owned solely and directly by such stockholder, the beneficial owner(s) of such shares. Within 15 days following receipt by the Secretary of a Stockholder Notification pursuant hereto, the Corporation shall advise the stockholder of any deficiencies in the Stockholder Notification. The notifying stockholder may cure such deficiencies within 15 days after receipt of such advice, failing which the Stockholder Notification shall be deemed invalid.

1.6 Quorum for Stockholder Meetings. At any meeting of the stockholders, the presence, in person or by proxy, of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to vote upon a matter shall constitute a quorum for the transaction of business upon such matter, and the stockholders present at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. If a meeting cannot be organized because a quorum has not attended, those present may, except as otherwise provided by law, adjourn the meeting to such time and place as they may determine, but in the case of any meeting called for the election of directors, those who attend the second of such adjourned meetings, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.

1.7 Voting. Except as otherwise provided in the Corporation's Certificate of Incorporation, each stockholder of record shall have, at every stockholders' meeting, one vote for every share standing in his or her name on the books of the Corporation. ***"Certificate of Incorporation"*** means the Certificate of Incorporation of the Corporation, as filed with the Secretary of State of the State of Delaware, as it may from time to time be amended and in effect in accordance with law, and shall include any certificate of designations determining the designation, voting rights, preferences, limitations and special rights of any shares of the Corporation which have been adopted by the Board as permitted by the certificate of incorporation and the law, as then in effect.

1.8 Proxies. Every stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. A proxy may be submitted to the Secretary by a stockholder in writing, by telephone, electronically or any other means permitted by law.

1.9 Required Votes for Stockholder Action. Except in respect of the election of directors (as to which ~~a plurality of the votes of the shares entitled to vote on the election of a director and voted in favor thereof shall be required~~**the requisite vote is outlined in the following paragraph**), all questions submitted to the stockholders and all actions by the stockholders shall be decided by the affirmative vote of the stockholders present, in person or by proxy, entitled to cast at least a majority of the votes which all stockholders present are entitled to vote on the matter, **at any meeting at which a quorum is present,** unless otherwise provided by the Certificate of Incorporation, the Bylaws or by law. For purposes of this section, in the event that a holder of shares of a class or series which are entitled to vote on a matter is present in person or by proxy at a meeting but is not permitted by reason of a legal disability or by a contractual restriction or otherwise to vote the shares such holder holds on such matter, the shares held by such holder and not so permitted to be voted shall nevertheless be considered entitled to vote and present for purposes of determining the number of votes required for stockholder action.

Notwithstanding the foregoing provisions of this Section 1.9, a nominee for director of the Corporation shall only be elected if, at any meeting of the stockholders held for the election of directors at which a quorum is present, the votes cast for the nominee's election exceed the votes cast against the nominee's election; provided, however, that a plurality of all votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect a nominee to the Board if, in connection with the meeting, (i) a stockholder has duly nominated an individual for election to the Board in accordance with the advance notice and other nomination procedures and requirements adopted by the Corporation from time to time and set forth in these Bylaws and (ii) the stockholder nomination has not been withdrawn on or prior to the date that is fourteen (14) days prior to the date on which the Corporation first mails its notice of meeting to the stockholders. Votes cast "for" and "against" a nominee shall exclude votes "withheld", "abstentions" and "broker non-votes" with respect to that nominee's election. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

1.10 Ballots; Judges of Election. Elections for directors need not be by ballot but the Board or the presiding officer at a meeting of stockholders may direct the use of ballots for voting at the meeting. In advance of any meeting of stockholders, the Board may appoint judges of election who need not be stockholders to act at such meeting or any adjournment thereof, and if such appointment is not made, the presiding officer of

any such meeting may, and on request of any stockholder or his proxy shall, make such appointment at the meeting. The number of judges shall be one or three and, if appointed at a meeting on request of one or more stockholders or their proxies, the majority of the shares present and entitled to vote shall determine whether one or three judges are to be appointed. No person who is a candidate for office shall act as a judge. In case any person appointed as judge fails to appear or fails or refuses to act, the vacancy may be filled by appointment made by the Board in advance of the convening of the meeting or at the meeting by the person or officer presiding at the meeting. On request of the presiding officer of the meeting or of any stockholder or his proxy, the judges shall make a report in writing of any challenge or question or matter determined by them and execute a certificate of any fact found by them.

1.11 Action by Consent Without a Meeting. To the fullest extent and in the manner permitted by law, any action required or permitted to be taken at a meeting of the stockholders or of a class or series of stockholders may be taken without a meeting of the stockholders or of such class or series of stockholders upon the consent in writing signed by such stockholders who would have been entitled to vote the minimum number of votes that would be necessary to authorize the action at a meeting at which all the stockholders entitled to vote thereon were present and voting. The consents shall be filed with the Secretary.

1.12 List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least 10 days prior to the meeting during ordinary business hours at the principal place of business of the Corporation. A list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1.12 or to vote in person or by proxy at any meeting of stockholders.

2. BOARD OF DIRECTORS.

2.1 Authority of the Board of Directors. Except as otherwise provided by law and subject to the provisions of the Certificate of Incorporation and the Bylaws, all powers vested by law in the Corporation may be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, a Board that shall be constituted as provided by law, the Certificate of Incorporation and the Bylaws.

2.2 Number, Qualification, Election and Term of Directors. The business of the Corporation shall be managed by the Board, which shall consist of three or more directors and may be increased or decreased at any time and from time to time by the

entire Board without amendment to the Bylaws; *provided*, that no reduction in the number of members shall end the term of office of any director earlier than such term of office would otherwise end. ~~Except as otherwise provided by statute or these Bylaws, directors shall be elected at each annual meeting of stockholders by a plurality of votes cast and~~**Each director, including a director elected to fill a vacancy,** shall hold office until the next annual meeting of stockholders and until the election and qualification of their respective successors, subject to such director's earlier death or disability and subject to the provisions of Section 2.9 of these Bylaws. As used in these Bylaws, the term "entire Board" means the total number of directors which the Corporation would have if there were no vacancies on the Board.

2.3 Nomination of Directors. Only persons who are nominated in accordance with the provisions set forth in these Bylaws shall be eligible to be elected as directors at an annual or special meeting of stockholders. Nomination for election to the Board shall be made by the Board or Corporate Governance and the Nominating Committee of the Board. Nomination for election of any person to the Board may also be made by a stockholder as provided in Sections 1.4 and 1.5 of these Bylaws.

2.4 Quorum and Manner of Acting.

(a) No action may be taken by the Board, or any committee thereof, in the absence of a quorum.

(b) A majority of the Board shall be necessary to constitute a quorum. Where the Board is composed, in its entirety, of an even number of members and a quorum consists of all the members of the Board, then the Chairman of the Board shall have the authority to cast the deciding vote in case of a tie among the members.

(c) Action of the Board shall be authorized by the vote of a majority of the directors present at the time of the vote if there is a quorum, unless otherwise provided by law or these Bylaws. In the absence of a quorum a majority of the directors present may adjourn any meeting from time to time until a quorum is present.

(d) Notwithstanding anything to the contrary herein, the Board shall not be authorized to take any of the actions specified in Section 2.4(d)(i) or 2.4(d)(ii) below unless it shall have received, with respect to each such action, the prior approval of holders of a majority of the voting power of the outstanding common stock of the Corporation:

(i) any merger or consolidation which would require authorization by the Corporation's stockholders pursuant to Subchapter IX of the General Corporation Law of the State of Delaware (the "***DGCL***") as then in effect; or

(ii) any sale, lease or exchange of assets of the Corporation or any dissolution or winding up of the Corporation, which in any such case would require authorization by the Corporation's stockholders pursuant to Subchapter X of the DGCL as then in effect.

2.5 **Annual Organizational Meeting of the Board**. The Board shall hold an annual organizational meeting immediately following the annual meeting of the stockholders at the place thereof, without notice in addition to the notice of the annual meeting of stockholders, or at such other time as soon as practicable after such meeting as the Board shall determine and shall at the annual organizational meeting elect a Chief Executive Officer, a President, a Secretary and a Treasurer of the Corporation and such other officers of the Corporation as shall be provided by the Bylaws or determined by the Board to be appropriate, shall establish the standing committees of the Board provided by the Bylaws and may take such other action as the Board determines to be appropriate. Officers of the Corporation and standing and other committees of the Board may also be elected at any other time by the Board.

2.6 **Other Meetings of the Board**. All meetings of the Board, other than the annual organizational meeting, shall be held at the principal office of the Corporation unless the Board (or the person or persons entitled to call and calling the meeting) shall decide otherwise, in which case such meetings may be held at such location within or without the State of Delaware as the Board (or the person or persons entitled to call and calling the meeting) may from time to time direct. Regular meetings of the Board shall be held at such time (and place) in accordance with such schedule as the Board shall have determined in advance and no further notice of regular meetings of the Board shall be required. The Non-Management Directors (i.e., directors who are not then serving as executive officers of the Corporation or any subsidiary) may meet in their discretion without any member of management present to consider the overall performance of management and the performance of the role of the Non-Management Directors in the governance of the Corporation; such meetings may be held in connection with a regularly scheduled meeting of the Board or as the Non-Management Directors shall otherwise determine. The Independent Directors shall meet without any other director from time to time as they determine is appropriate. Special meetings of the Board may be called by the Chairman of the Board (if any), a Vice Chairman of the Board, (if any) the President or by any two or more directors by giving written notice at least two business days in advance of the day and hour of the meeting to each director (unless it is determined by the president or the Chairman of the Board (if any) to be necessary to meet earlier, in which case no less than 24 hours written notice shall be given), either personally or by facsimile, or other means including electronic means permitted by law. Attendance at any meeting of the Board shall be a waiver of notice thereof, unless such lack of notice is protested at the outset of the meeting. If all the members of the Board are present at any meeting, no notice of the meeting shall be required. ***"Independent Director"*** means a director who meets the criteria of independence established by the standards for the listing of the Class A Common Stock of the Corporation on the New York Stock Exchange and the Exchange Act and the rules and regulations promulgated thereunder, in order for such director to be treated as independent under such listing standards.

2.7 **Board or Committee Action Without a Meeting**. Any action required or permitted to be taken by the Board or by any committee of the Board may be taken without a meeting if all of the members of the Board or of the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the

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written consents by the members of the Board or the committee shall be filed with the minutes of the proceeding of the Board or of the committee.

2.8 Participation in Board or Committee Meetings by Conference Telephone. Any or all members of the Board or of any committee of the Board may participate in a meeting of the Board or a committee thereof by means of a conference telephone or other communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at the meeting.

2.9 Resignation and Removal of Directors.

(a) Any director may resign at any time by delivering his resignation in writing to the President or Secretary of the Corporation, to take effect at the time specified in the resignation. ~~The~~**Unless otherwise specified therein, the** acceptance of a resignation~~, unless required by its terms~~, shall not be necessary to make it effective.

(b) A director may only be removed by holders of a majority of the voting power of all of the outstanding Class A Common Stock and Class B Common Stock, voting together as a single class, which may remove any member of the Board for any reason permitted by the provisions of applicable state law or the Corporation's Certificate of Incorporation or these Bylaws.

2.10 Chairman and Vice Chairman of the Board. The Board may, by resolution adopted by a majority of the entire Board, at any time designate one of its members as Chairman of the Board. The Chairman of the Board shall be a member of the Board. If present, the Chairman of the Board shall preside at each meeting of the Board or the stockholders, shall be responsible for the orderly conduct by the Board of its oversight of the business and affairs of the Corporation and its other duties as provided by law, the Certificate of Incorporation and these Bylaws and shall have such other authority and responsibility as the Board may designate. The Board may, by resolution adopted by a majority of the entire Board, at any time also designate one or more of its members as Vice Chairman of the Board. The Vice Chairman of the Board shall be a member of the Board. A Vice Chairman of the Board shall assist the Chairman of the Board in the conduct of his or her duties, including by presiding at meetings of the Board in the absence of the Chairman of the Board, and shall have such other authority and responsibility as the Board may designate. A Chairman or Vice Chairman of the Board shall not be considered an officer of the Corporation unless otherwise provided by the Board. The position of Chairman of the Board shall not be held by the then current Chief Executive Officer of the Corporation.

2.11 Vacancies. In the event of any vacancy on the Board, however occurring (including any vacancy created by an increase in the size of the Board), such vacancy shall be filled promptly by the affirmative vote of a majority of directors then in office or a remaining sole director or in accordance with Section 1.9 of these Bylaws, the stockholders of the Corporation. ~~Vacancies on the Board (including any vacancy created by an increase in the size of the Board) may be filled by the affirmative vote of a majority of directors then in office or by a remaining sole director. If there are~~

~~no directors in office, then an election of directors may be held in the manner provided by statute by a plurality of the votes cast by the holders of shares of capital stock entitled to vote at a special meeting of stockholders called for that purpose.~~

2.12 **Compensation**. Directors and members of the committees of the Board shall receive such compensation as the Board determines, together with reimbursement of their reasonable expenses in connection with the performance of their duties, all as permitted by law. A director may also be paid for serving the Corporation, its affiliates or subsidiaries in other capacities.

2.13 **Indemnification and Advancement of Defense Costs for Directors and Officers**.

(a) Right to Indemnification.

Each person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative ("***Proceeding***"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or, as a director or officer of the Corporation, is or was serving at the written request of the Corporation's Board of Directors or its designee as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by law, including but not limited to the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said Law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that the Corporation shall indemnify any such person seeking indemnity in connection with an action, suit or proceeding (or part thereof) initiated by such person only if such action, suit or proceeding (or part thereof) initiated by such person was authorized by the board of directors of the Corporation. Such right shall include the right to be paid by the Corporation expenses, including attorney's fees, incurred in defending any such Proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of such Proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, in which such director or officer agrees to repay all amounts so advanced if it should be ultimately determined by a court or other tribunal that such person is not entitled to be indemnified under this Section or otherwise.

(b)Right of Claimant to Bring Suit.

(i)If a claim under paragraph (a) is not paid in full by the Corporation within thirty days after a written claim therefor has been received by the Corporation, the claimant may any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. In any such action, the burden of proof shall be on the Corporation to prove the claimant is not entitled to such payment.

(ii)Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that the claimant is entitled to indemnification or advancement under the circumstances, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) that the claimant is not entitled to indemnification or advancement, shall be a defense to the action or create a presumption that the claimant is not entitled to indemnification or advancement.

(c)Contractual Rights; Applicability.

The right to be indemnified or to the reimbursement or advancement of expenses pursuant hereto (i) is a contract right based upon good and valuable consideration, pursuant to which the person entitled thereto may bring suit as if the provisions hereof were set forth in a separate written contract between the Corporation and the director or officer, (ii) is intended to be retroactive and shall be available with respect to events occurring prior to the adoption hereof, and (iii) shall continue to exist after the rescission or restrictive modification hereof with respect to events occurring prior thereto.

(d)Requested Service.

Any director or officer of the Corporation serving, in any capacity, and any other person serving as director or officer of, (i) another organization of which a majority of the outstanding voting securities representing the present right to vote for the election of its directors or equivalent executives is owned directly or indirectly by the Corporation, or (ii) any employee benefit plan of the Corporation or of any organization referred to in clause (i), shall be deemed to be doing so at the written request of the Corporation's Board of Directors.

(e)Non-Exclusivity of Rights.

The rights conferred on any person by paragraphs (a) through (d) above shall not be exclusive of and shall be in addition to any other right which such person may have or may hereafter acquire under any statute, provision of the Certificate of Incorporation, Code of Regulations, bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

(f)Insurance.

The Corporation may maintain insurance, at its expense, to protect itself and any such director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

2.14 Failed Director Election. Any director who fails to receive the requisite number of votes for reelection shall be required to promptly tender his or her resignation to the Board. The corporate governance and nominating committee of the Board shall make a recommendation to the Board on whether to accept or reject the offer of resignation, or whether other action should be taken. In reaching its decision, the Board will consider the corporate governance and nominating committee's recommendation and may consider any other factors it deems relevant, which may include the director's qualifications, the director's past and expected future contributions to the Corporation, the overall composition of the Board and committees of the Board, whether accepting the tendered resignation would cause the Corporation to fail to meet any applicable rule or regulation (including the New York Stock Exchange listing standards and the requirements of the federal securities laws) and the percentage of outstanding shares represented by the votes cast at the meeting. The director who tenders his or her offer of resignation shall not participate in the corporate governance and nominating committee's recommendation or the Board's decision. The Board will act on the resignation within 90 days following certification of the stockholder vote for the meeting and will promptly disclose its decision and rationale as to whether to accept the resignation (or the reasons for rejecting the resignation, if applicable) in a press release, in a filing with the Securities and Exchange Commission or by other public announcement, which may include a posting on the Corporation's website.

3. COMMITTEES.

3.1 Committees of the Board. The Board may, by resolution adopted by a majority of the entire Board, at any time designate one or more committees, each committee to consist of one or more of the directors of the Corporation, except as otherwise provided by the Bylaws. In the absence or disqualification of any member of a committee, the member or members present at a meeting of the committee and not disqualified, whether or not a quorum, may unanimously appoint another director to act at the meeting in place of the absent or disqualified member. Any such committee, to the extent provided in such resolution, shall have and may exercise any or all of the authority and responsibility of the Board in the management of the business and affairs of the Corporation, except as otherwise provided by law, the Certificate of Incorporation or the Bylaws. Except as otherwise provided by the Certificate of Incorporation, the Bylaws or action of the Board, with respect to all standing committees of the Board, including the Audit Committee, a majority of each such committee shall be necessary to constitute a quorum. Each committee shall keep a record of its actions and all material actions taken by a committee on behalf of the Board shall be reported to the full Board periodically. In all other respects, the Board may, by resolution adopted by a majority of the entire Board, establish rules of procedure for a committee, including designating a member of a committee as its chair, and a committee shall meet as provided by those rules or by resolutions of the Board. In the absence of such rules each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II. In the absence of the designation by the Board of the chairman of a committee or the adoption by the Board of rules of procedure for a committee, the committee may adopt its own rules of procedure and elect its chair. In the event any or all of the members of any committee are required to be independent under any then applicable listing standards to which the Company is subject or any other legal requirement, for the performance of some, but not all, of the duties of such committee, the Board may establish a separate committee for the performance of only those duties the performance of which requires such independent directors.

The Board shall approve a charter describing the purposes, functions and responsibilities of each standing committee of the Board. Each standing committee of the Board shall prepare and recommend to the Board for its approval the committee's charter. Each standing committee of the Board shall have the authority and responsibility provided by its Board-approved charter, subject to further action by the Board, and no further authorization of the Board shall be necessary for actions by a committee within the scope of its charter. Any other committee of the Board may likewise prepare and

recommend to the Board a charter for the committee and shall have the authority and responsibility provided by its Board-approved charter.

4. OFFICERS.

4.1 Officers Generally; Security. The Board shall designate a Chairman of the Board (who shall not be considered an officer of the Corporation unless otherwise provided by the Board), a Chief Executive Officer, a President, one or more Vice Presidents (including an executive Vice President, if the Board so determines), a Secretary, a Treasurer and a General Counsel and shall designate an officer as chief financial officer and an officer as chief accounting officer and may designate such other officers, with such titles, authority and responsibility (including Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries), as the Board considers appropriate for the conduct of the business and affairs of the Corporation. Any two or more offices may be held by the same individual; provided, that the positions of Chairman of the Board and Chief Executive Officer shall not be held by the same individual. Unless sooner removed by the Board, all officers shall hold office until the next annual organizational meeting of the Board and until their successors shall have been duly elected and qualified, or until such person's earlier death or resignation. Any officer may be removed from office at any time, with or without cause, by action of the Board.

4.2 Chief Executive Officer. Subject to the control of the Board, the Chief Executive Officer of the Corporation shall have general management of the business of the Corporation, including the appointment of all officers and employees of the Corporation for whose election or appointment no other provision is made in these Bylaws; he shall also have the power, at any time, to discharge or remove any officer or employee of the Corporation other than those officers and employees whose election or appointment is otherwise provided for in these Bylaws, subject to the action thereon of the Board and shall perform all other duties appropriate to this office. Unless otherwise provided by the Board, the Chief Executive Officer shall preside at all meetings of the stockholders.

4.3 President. The President shall be the chief operating officer of the Corporation, shall assist the Chief Executive Officer in the general supervision of the business and affairs and all other officers of the Corporation and, subject to the direction of the Board, shall have the authority and responsibility customary to such office. In the absence of a Chief Executive Officer and unless otherwise provided by the Board, the President shall preside at all meetings of the stockholders.

4.4 Vice Presidents. The Board may elect one or more Vice Presidents, with such further titles (including designation as President of a division or operation of the Corporation) and with such authority and responsibility as the Board may determine. In the absence or disability of the President, his duties shall be performed by one or more Vice Presidents as designated by the Board.

4.5 **Chief Financial Officer**. The Board shall designate an officer as the chief financial officer of the Corporation, who shall have general supervision of the financial affairs and books on accounts of the Corporation, such other authority and responsibility as the Board may designate and, subject to the direction of the Board, the authority and responsibility customary to such office. In the absence or disability of the chief financial officer, his or her duties may be performed by any other officer designated by him or her, by the President or by the Board.

4.6 **The Treasurer**. The Treasurer (who may be the same as or different from the chief financial officer) shall have supervision and custody of all funds and securities of the Corporation and keep or cause to be kept accurate accounts of all money received or payments made by the Corporation, and shall have such other authority and responsibility as provided by the Bylaws or as the Board may designate and, subject to the direction of the Chief Financial Officer (if different) and the Board, the authority and responsibility customary to such office.

4.7 **General Counsel**. The Board shall designate a General Counsel for the Corporation, who shall be the Corporation's chief legal officer and shall have general supervision of the legal affairs of the Corporation and such other authority and responsibility as the Board may designate and, subject to the direction of the Board, the authority and responsibility customary to such office.

4.8 **Secretary**. The Secretary shall have custody of the minutes of the meetings of the Board, its committees and the stockholders, of the Certificate of Incorporation and the Bylaws (as amended from time to time) and such other records of the Corporation as respect its existence and authority to conduct business, shall have such other authority and responsibility as provided by the Bylaws or as the Board may designate and, subject thereto, the authority and responsibility customary to such office. The Secretary shall send out notices of meetings of the Board and stockholders as required by law or the Bylaws. The Secretary shall attend and keep the minutes of meetings of the Board except as the Board may otherwise designate.

4.9 **Assistant Treasurers; Assistant Secretaries**. In the absence or disability of the Secretary, his or her duties may be performed by an Assistant Secretary. In the absence or disability of the Treasurer, his or her duties may be performed by an Assistant Treasurer. Such assistant officers shall also have such authority and responsibility as may be assigned to them by the Board.

5. **SHARES.**

5.1 **Certificates**. Shares of the Corporation may be represented by certificates or may be uncertificated, but stockholders shall be entitled to receive share certificates representing their shares as provided by law. Share certificates shall be in such form as the Board may from time to time determine and shall be signed by the Chief Executive Officer or the President and countersigned by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary and embossed with the seal of the Corporation or, if not so signed and sealed, shall bear the engraved or printed facsimile signatures of the

officers authorized to sign and the engraved or printed facsimile of the seal of the Corporation. The death, incapacity, resignation or removal of an officer who signed or whose facsimile signature appears on a share certificate shall not affect the validity of the share certificate.

5.2 **Transfers of Record**. The shares of the Corporation shall, upon the surrender and cancellation of the certificate or certificates representing the same, be transferred upon the books of the Corporation at the request of the holder thereof, named in the surrendered certificate or certificates, in person or by his legal representatives or by his attorney duly authorized by written power of attorney filed with the Corporation or its transfer agent. In case of loss or destruction of a certificate of stock, another may be issued in lieu thereof in such manner and upon such terms as the Board shall authorize.

5.3 **Record Dates**. The Board may set a time, not more than 60 days nor less than 10 days prior to the date of any meeting of the stockholders, or not more than 60 days prior to the date set for the payment of any dividend or distribution or the date for the allotment of rights, or the date when any change or conversion or exchange of shares stock will be made or go into effect, as a record date for the determination of the stockholders entitled to notice of, or to vote at, any such meeting, or entitled to receive payment of any such dividend or distribution, or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversion, or exchange of shares of the Corporation. In such case, only such stockholders as shall be stockholders of record on the date so set shall be entitled to notice of, or to vote at, such meeting, or to receive payment of such dividend or distribution, or to receive such allotment of rights, or exercise such rights, as the case may be, notwithstanding any transfer of shares of the Corporation on the books of the Corporation after any record date set as aforesaid.

If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of, or to vote, at any such meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of, or to vote, at any such meeting shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

6. MISCELLANEOUS.

6.1 **Seal**. The Corporation shall have a seal that shall contain the words "Spirit AeroSystems Holdings, Inc." and may be affixed to documents of the Corporation as *prima facie* evidence of the act of the Corporation to the extent provided by law.

6.2 **Fiscal Year**. The fiscal year of the Corporation shall end on the 31st day of December.

6.3 Voting of Shares in Other Corporations. Shares in other corporations which are held by the Corporation may be represented and voted by the president or a vice president of this Corporation or by proxy or proxies appointed by one of them. The Board may, however, appoint some other person to vote the shares.

6.4 Amendments. These Bylaws may be amended, repealed or adopted by the stockholders or by a majority of the entire Board; provided, that only the stockholders may amend or repeal Sections 2.4(d), 2.9(b), 2.9(c) and 2.11 of these Bylaws. Any Bylaw adopted by the Board may be amended or repealed by the stockholders.

From: Boyle, Joseph T [mailto:joseph.t.boyle@spiritaero.com]
Sent: Wednesday, December 09, 2015 11:21 PM
To: Kingsley, Mark
Subject: Fwd: Rule 14a-8 Proposal (SPR)

Begin forwarded message:

> **From:** *** FISMA & OMB Memorandum M-07-16 ***
> **Date:** December 9, 2015 at 10:14:12 PM CST
> **To:** "Boyle, Joseph T" <joseph.t.boyle@spiritaero.com>
> **Subject: Rule 14a-8 Proposal (SPR)**
>
> Dear Mr. Boyle,
> Unfortunately page 12 is weak.
> Sincerely,
> John Chevedden

EXHIBIT C

Fifth Amended and Restated Bylaws

~~FOURTH~~FIFTH AMENDED AND RESTATED
BYLAWS
OF SPIRIT AEROSYSTEMS HOLDINGS, INC.
(the "Corporation")

adopted on ~~April 22, 2015~~[•], 2016

1 MEETING OF STOCKHOLDERS.

1.1 Annual Meeting of Stockholders. An annual meeting of stockholders shall be held in each year on such date and at such time as may be set by the board of directors of the Corporation (the ***"Board"***) (or by an officer of the Corporation authorized to do so by the Board) for the purpose of electing directors and the transaction of such other business as may properly come before the meeting.

1.2 Special Meetings of Stockholders. Special meetings of the stockholders for any purpose or purposes may be called at any time by the Board (or by an officer of the Corporation authorized to do so by the Board), the Chief Executive Officer or the Secretary. A special meeting of stockholders may also be called by the holders having a majority of the voting power of all of the Corporation's outstanding class A common stock, $0.01 par value per share (the ***"Class A Common Stock"***) and class B common stock, $0.01 par value per share (the ***"Class B Common Stock"***), voting together as a single class. Such special meetings may not be called by any other person or persons.

At any time, upon written request of any person or persons entitled to call and who have duly called a special meeting, it shall be the duty of the Secretary to set the date of the meeting, if such date has not been set by the Board, on a day not more than 60 days after the receipt of the request, and to give due notice of such meeting to the stockholders of the Corporation. If the Secretary shall neglect or refuse to set the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.

1.3 Place and Notice of Meetings of Stockholders. All meetings of stockholders shall be held at the principal office of the Corporation unless the Board (or an officer of the Corporation authorized to do so by the Board) shall decide otherwise, in which case such meetings may be held at such location within or without the State of Delaware as the Board may from time to time direct. Written notice of the place, day and hour of all meetings of stockholders and, in the case of a special meeting, of the general nature of the business to be transacted at the meeting, shall be given to each stockholder of record entitled to vote at the particular meeting either personally or by sending a copy of the notice through the mail or by overnight courier to the address of the stockholder appearing on the books of the Corporation or supplied by him to the Corporation for the purpose of notice or by any other means, including electronic means, permitted by law. Except as otherwise provided by the Bylaws, the Certificate of Incorporation or by law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting by the Chief Executive Officer, President or Secretary. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepared, directed to the stockholder at such stockholder's address as it appears on the records of

the Corporation. A waiver in writing of any written notice required to be given, signed by the person entitled to such notice, whether before or after the time stated, shall be deemed equivalent to the giving of such notice. Attendance of a person, either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

1.4 **Nominations by Stockholders of Candidates for Election as Directors**. In addition to the nomination by the Board of candidates for election to the Board as hereinafter provided, candidates may be nominated by any stockholder of the Corporation entitled to notice of, and to vote at, any meeting called for the election of directors and who complies with the notice procedures set forth in this Section 1.4. Subject to the last sentence of this section, nominations, other than those made by or on behalf of the Board, shall be made in writing and shall be received by the Secretary of the Corporation not later than (a) with respect to an election of directors to be held at an annual meeting of stockholders, 120 days prior to the anniversary date of the immediately preceding annual meeting, provided that, if the date of the annual meeting is more than 30 days before or after the anniversary date of the immediately preceding annual meeting, the stockholder nomination shall be received within 15 days after the public announcement by the Corporation of the date of the annual meeting, and (b), with respect to an election of directors to be held at a special meeting of stockholders, the close of business on the 15th day following the date on which notice of such meeting is first given to stockholders or public disclosure of the meeting is made, whichever is earlier. Such nomination shall contain the following information to the extent known to the notifying stockholder: (i) the name, age, business address and residence address of each proposed nominee and of the notifying stockholder; (ii) the principal occupation of each proposed nominee; (iii) a representation that the notifying stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iv) the class and total number of shares of capital stock and other securities of the Corporation that are owned beneficially and of record by the notifying stockholder and by the proposed nominee and, if such securities are not owned solely and directly by the notifying stockholder or the proposed nominee, the manner of beneficial ownership (beneficial ownership has the same meaning as provided in Regulation 13D under the Securities Exchange Act of 1934, as from time to time in effect (and any successor regulation) (the ***"Exchange Act"***)); (v) a description of all arrangements or understandings between the notifying stockholder or any of its affiliates or associates, and any others acting in concert with any of the foregoing, and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the notifying stockholder; (vi) such other information regarding such notifying stockholder and each nominee proposed by such stockholder as would be required to be included in a proxy statement filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Exchange Act and the rules and regulations thereunder had the nominee been nominated, or intended to be nominated, by the Board; and (vii) the consent of each nominee to serve as a director of the Corporation if so elected. The Corporation may request any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the

qualifications of the proposed nominee to serve as a director of the Corporation. Within 15 days following the receipt by the Secretary of a stockholder notice of nomination pursuant hereto, the Corporate Governance and Nominating Committee shall instruct the Secretary of the Corporation to advise the notifying stockholder of any deficiencies in the notice as determined by the Board. The notifying stockholder shall cure such deficiencies within 15 days of receipt of such notice. No persons shall be eligible for election as a director of the Corporation unless nominated in accordance with the Bylaws. Nominations not made in accordance herewith may, in the discretion of the presiding officer at the meeting and with the advice of the Corporate Governance and Nominating Committee, be disregarded by the presiding officer and, upon his or her instructions, all votes cast for each such nominee may be disregarded. The determinations of the presiding officer at the meeting shall be conclusive and binding upon all stockholders of the Corporation for all purposes.

1.5Advance Notice of Other Matters to be Presented by Stockholders. At any annual meeting or special meeting of stockholders, only such business as is properly brought before the meeting in accordance with this paragraph may be transacted. To be properly brought before any meeting, any proposed business must be either (a) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Board, (b) otherwise properly brought before the meeting by or at the direction of the Board, or (c) if brought before the meeting by a stockholder, then (1) written notification of such proposed business (a ***"Stockholder Notification"***) must have been received by the Secretary of the Corporation from a stockholder of record on the record date for the determination of stockholders entitled to vote at such meeting not later than (i), with respect to business to be proposed at an annual meeting of stockholders, 120 days prior to the anniversary date of the immediately preceding annual meeting (*provided*, that if the date of the annual meeting is more than 30 days before or after the anniversary date of the immediately preceding annual meeting, the Stockholder Notification must have been received within 15 days after the public announcement by the Corporation of the date of the annual meeting) and (ii) with respect to business to be proposed at a special meeting of stockholders, the close of business on the 15th day following the date on which notice of such meeting is first given to stockholders or public disclosure of the meeting is made, whichever is earlier. Such Stockholder Notification shall set forth (A) a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (B) as to the stockholder giving notification, (i) the name and address of such stockholder and (ii) the class or series and total number of all shares of the Corporation that are owned beneficially and of record by such stockholder and, if such shares are not beneficially owned solely and directly by such stockholder, the beneficial owner(s) of such shares. Within 15 days following receipt by the Secretary of a Stockholder Notification pursuant hereto, the Corporation shall advise the stockholder of any deficiencies in the Stockholder Notification. The notifying stockholder may cure such deficiencies within 15 days after receipt of such advice, failing which the Stockholder Notification shall be deemed invalid.

1.6 **Quorum for Stockholder Meetings**. At any meeting of the stockholders, the presence, in person or by proxy, of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to vote upon a matter shall constitute a quorum for the transaction of business upon such matter, and the stockholders present at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. If a meeting cannot be organized because a quorum has not attended, those present may, except as otherwise provided by law, adjourn the meeting to such time and place as they may determine, but in the case of any meeting called for the election of directors, those who attend the second of such adjourned meetings, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.

1.7 **Voting**. Except as otherwise provided in the Corporation's Certificate of Incorporation, each stockholder of record shall have, at every stockholders' meeting, one vote for every share standing in his or her name on the books of the Corporation. ***"Certificate of Incorporation"*** means the Certificate of Incorporation of the Corporation, as filed with the Secretary of State of the State of Delaware, as it may from time to time be amended and in effect in accordance with law, and shall include any certificate of designations determining the designation, voting rights, preferences, limitations and special rights of any shares of the Corporation which have been adopted by the Board as permitted by the certificate of incorporation and the law, as then in effect.

1.8 **Proxies**. Every stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. A proxy may be submitted to the Secretary by a stockholder in writing, by telephone, electronically or any other means permitted by law.

1.9 **Required Votes for Stockholder Action**. Except in respect of the election of directors (as to which ~~a plurality of the votes of the shares entitled to vote on the election of a director and voted in favor thereof shall be required~~**the requisite vote is outlined in the following paragraph**), all questions submitted to the stockholders and all actions by the stockholders shall be decided by the affirmative vote of the stockholders present, in person or by proxy, entitled to cast at least a majority of the votes which all stockholders present are entitled to vote on the matter, **at any meeting at which a quorum is present,** unless otherwise provided by the Certificate of Incorporation, the Bylaws or by law. For purposes of this section, in the event that a holder of shares of a class or series which are entitled to vote on a matter is present in person or by proxy at a meeting but is not permitted by reason of a legal disability or by a contractual restriction or otherwise to vote the shares such holder holds on such matter, the shares held by such holder and not so permitted to be voted shall nevertheless be considered entitled to vote and present for purposes of determining the number of votes required for stockholder action.

Notwithstanding the foregoing provisions of this Section 1.9, a nominee for director of the Corporation shall only be elected if, at any meeting of the stockholders held for the election of directors at which a quorum is present, the votes cast for the nominee's election exceed the votes cast against the nominee's election; provided, however, that a plurality of all votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect a nominee to the Board if, in connection with the meeting, (i) a stockholder has duly nominated an individual for election to the Board in accordance with the advance notice and other nomination procedures and requirements adopted by the Corporation from time to time and set forth in these Bylaws and (ii) the stockholder nomination has not been withdrawn on or prior to the date that is fourteen (14) days prior to the date on which the Corporation first mails its notice of meeting to the stockholders. Votes cast "for" and "against" a nominee shall exclude votes "withheld", "abstentions" and "broker non-votes" with respect to that nominee's election. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

1.10 **Ballots; Judges of Election**. Elections for directors need not be by ballot but the Board or the presiding officer at a meeting of stockholders may direct the use of ballots for voting at the meeting. In advance of any meeting of stockholders, the Board may appoint judges of election who need not be stockholders to act at such meeting or any adjournment thereof, and if such appointment is not made, the presiding officer of

any such meeting may, and on request of any stockholder or his proxy shall, make such appointment at the meeting. The number of judges shall be one or three and, if appointed at a meeting on request of one or more stockholders or their proxies, the majority of the shares present and entitled to vote shall determine whether one or three judges are to be appointed. No person who is a candidate for office shall act as a judge. In case any person appointed as judge fails to appear or fails or refuses to act, the vacancy may be filled by appointment made by the Board in advance of the convening of the meeting or at the meeting by the person or officer presiding at the meeting. On request of the presiding officer of the meeting or of any stockholder or his proxy, the judges shall make a report in writing of any challenge or question or matter determined by them and execute a certificate of any fact found by them.

1.11 Action by Consent Without a Meeting. To the fullest extent and in the manner permitted by law, any action required or permitted to be taken at a meeting of the stockholders or of a class or series of stockholders may be taken without a meeting of the stockholders or of such class or series of stockholders upon the consent in writing signed by such stockholders who would have been entitled to vote the minimum number of votes that would be necessary to authorize the action at a meeting at which all the stockholders entitled to vote thereon were present and voting. The consents shall be filed with the Secretary.

1.12 List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least 10 days prior to the meeting during ordinary business hours at the principal place of business of the Corporation. A list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1.12 or to vote in person or by proxy at any meeting of stockholders.

2. BOARD OF DIRECTORS.

2.1 Authority of the Board of Directors. Except as otherwise provided by law and subject to the provisions of the Certificate of Incorporation and the Bylaws, all powers vested by law in the Corporation may be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, a Board that shall be constituted as provided by law, the Certificate of Incorporation and the Bylaws.

2.2 Number, Qualification, Election and Term of Directors. The business of the Corporation shall be managed by the Board, which shall consist of three or more directors and may be increased or decreased at any time and from time to time by the

entire Board without amendment to the Bylaws; provided, that no reduction in the number of members shall end the term of office of any director earlier than such term of office would otherwise end. ~~Except as otherwise provided by statute or these Bylaws, directors shall be elected at each annual meeting of stockholders by a plurality of votes cast and~~**Each director, including a director elected to fill a vacancy,** shall hold office until the next annual meeting of stockholders and until the election and qualification of their respective successors, subject to such director's earlier death or disability and subject to the provisions of Section 2.9 of these Bylaws. As used in these Bylaws, the term "entire Board" means the total number of directors which the Corporation would have if there were no vacancies on the Board.

2.3 Nomination of Directors. Only persons who are nominated in accordance with the provisions set forth in these Bylaws shall be eligible to be elected as directors at an annual or special meeting of stockholders. Nomination for election to the Board shall be made by the Board or Corporate Governance and the Nominating Committee of the Board. Nomination for election of any person to the Board may also be made by a stockholder as provided in Sections 1.4 and 1.5 of these Bylaws.

2.4 Quorum and Manner of Acting.

(a) No action may be taken by the Board, or any committee thereof, in the absence of a quorum.

(b) A majority of the Board shall be necessary to constitute a quorum. Where the Board is composed, in its entirety, of an even number of members and a quorum consists of all the members of the Board, then the Chairman of the Board shall have the authority to cast the deciding vote in case of a tie among the members.

(c) Action of the Board shall be authorized by the vote of a majority of the directors present at the time of the vote if there is a quorum, unless otherwise provided by law or these Bylaws. In the absence of a quorum a majority of the directors present may adjourn any meeting from time to time until a quorum is present.

(d) Notwithstanding anything to the contrary herein, the Board shall not be authorized to take any of the actions specified in Section 2.4(d)(i) or 2.4(d)(ii) below unless it shall have received, with respect to each such action, the prior approval of holders of a majority of the voting power of the outstanding common stock of the Corporation:

(i) any merger or consolidation which would require authorization by the Corporation's stockholders pursuant to Subchapter IX of the General Corporation Law of the State of Delaware (the "***DGCL***") as then in effect; or

(ii) any sale, lease or exchange of assets of the Corporation or any dissolution or winding up of the Corporation, which in any such case would require authorization by the Corporation's stockholders pursuant to Subchapter X of the DGCL as then in effect.

2.5 Annual Organizational Meeting of the Board. The Board shall hold an annual organizational meeting immediately following the annual meeting of the stockholders at the place thereof, without notice in addition to the notice of the annual meeting of stockholders, or at such other time as soon as practicable after such meeting as the Board shall determine and shall at the annual organizational meeting elect a Chief Executive Officer, a President, a Secretary and a Treasurer of the Corporation and such other officers of the Corporation as shall be provided by the Bylaws or determined by the Board to be appropriate, shall establish the standing committees of the Board provided by the Bylaws and may take such other action as the Board determines to be appropriate. Officers of the Corporation and standing and other committees of the Board may also be elected at any other time by the Board.

2.6 Other Meetings of the Board. All meetings of the Board, other than the annual organizational meeting, shall be held at the principal office of the Corporation unless the Board (or the person or persons entitled to call and calling the meeting) shall decide otherwise, in which case such meetings may be held at such location within or without the State of Delaware as the Board (or the person or persons entitled to call and calling the meeting) may from time to time direct. Regular meetings of the Board shall be held at such time (and place) in accordance with such schedule as the Board shall have determined in advance and no further notice of regular meetings of the Board shall be required. The Non-Management Directors (i.e., directors who are not then serving as executive officers of the Corporation or any subsidiary) may meet in their discretion without any member of management present to consider the overall performance of management and the performance of the role of the Non-Management Directors in the governance of the Corporation; such meetings may be held in connection with a regularly scheduled meeting of the Board or as the Non-Management Directors shall otherwise determine. The Independent Directors shall meet without any other director from time to time as they determine is appropriate. Special meetings of the Board may be called by the Chairman of the Board (if any), a Vice Chairman of the Board, (if any) the President or by any two or more directors by giving written notice at least two business days in advance of the day and hour of the meeting to each director (unless it is determined by the president or the Chairman of the Board (if any) to be necessary to meet earlier, in which case no less than 24 hours written notice shall be given), either personally or by facsimile, or other means including electronic means permitted by law. Attendance at any meeting of the Board shall be a waiver of notice thereof, unless such lack of notice is protested at the outset of the meeting. If all the members of the Board are present at any meeting, no notice of the meeting shall be required. ***"Independent Director"*** means a director who meets the criteria of independence established by the standards for the listing of the Class A Common Stock of the Corporation on the New York Stock Exchange and the Exchange Act and the rules and regulations promulgated thereunder, in order for such director to be treated as independent under such listing standards.

2.7 Board or Committee Action Without a Meeting. Any action required or permitted to be taken by the Board or by any committee of the Board may be taken without a meeting if all of the members of the Board or of the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the

written consents by the members of the Board or the committee shall be filed with the minutes of the proceeding of the Board or of the committee.

2.8 Participation in Board or Committee Meetings by Conference Telephone. Any or all members of the Board or of any committee of the Board may participate in a meeting of the Board or a committee thereof by means of a conference telephone or other communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at the meeting.

2.9 Resignation and Removal of Directors.

(a) Any director may resign at any time by delivering his resignation in writing to the President or Secretary of the Corporation, to take effect at the time specified in the resignation. ~~The~~**Unless otherwise specified therein, the** acceptance of a resignation~~, unless required by its terms~~, shall not be necessary to make it effective.

(b) A director may only be removed by holders of a majority of the voting power of all of the outstanding Class A Common Stock and Class B Common Stock, voting together as a single class, which may remove any member of the Board for any reason permitted by the provisions of applicable state law or the Corporation's Certificate of Incorporation or these Bylaws.

2.10 Chairman and Vice Chairman of the Board. The Board may, by resolution adopted by a majority of the entire Board, at any time designate one of its members as Chairman of the Board. The Chairman of the Board shall be a member of the Board. If present, the Chairman of the Board shall preside at each meeting of the Board or the stockholders, shall be responsible for the orderly conduct by the Board of its oversight of the business and affairs of the Corporation and its other duties as provided by law, the Certificate of Incorporation and these Bylaws and shall have such other authority and responsibility as the Board may designate. The Board may, by resolution adopted by a majority of the entire Board, at any time also designate one or more of its members as Vice Chairman of the Board. The Vice Chairman of the Board shall be a member of the Board. A Vice Chairman of the Board shall assist the Chairman of the Board in the conduct of his or her duties, including by presiding at meetings of the Board in the absence of the Chairman of the Board, and shall have such other authority and responsibility as the Board may designate. A Chairman or Vice Chairman of the Board shall not be considered an officer of the Corporation unless otherwise provided by the Board. The position of Chairman of the Board shall not be held by the then current Chief Executive Officer of the Corporation.

2.11 Vacancies. In the event of any vacancy on the Board, however occurring (including any vacancy created by an increase in the size of the Board), such vacancy shall be filled promptly by the affirmative vote of a majority of directors then in office or a remaining sole director or in accordance with Section 1.9 of these Bylaws, the stockholders of the Corporation. ~~Vacancies on the Board (including any vacancy created by an increase in the size of the Board) may be filled by the affirmative vote of a majority of directors then in office or by a remaining sole director. If there are~~

~~no directors in office, then an election of directors may be held in the manner provided by statute by a plurality of the votes cast by the holders of shares of capital stock entitled to vote at a special meeting of stockholders called for that purpose.~~

2.12 Compensation. Directors and members of the committees of the Board shall receive such compensation as the Board determines, together with reimbursement of their reasonable expenses in connection with the performance of their duties, all as permitted by law. A director may also be paid for serving the Corporation, its affiliates or subsidiaries in other capacities.

2.13 Indemnification and Advancement of Defense Costs for Directors and Officers.

(a) Right to Indemnification.

Each person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative ("***Proceeding***"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or, as a director or officer of the Corporation, is or was serving at the written request of the Corporation's Board of Directors or its designee as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by law, including but not limited to the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said Law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that the Corporation shall indemnify any such person seeking indemnity in connection with an action, suit or proceeding (or part thereof) initiated by such person only if such action, suit or proceeding (or part thereof) initiated by such person was authorized by the board of directors of the Corporation. Such right shall include the right to be paid by the Corporation expenses, including attorney's fees, incurred in defending any such Proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of such Proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, in which such director or officer agrees to repay all amounts so advanced if it should be ultimately determined by a court or other tribunal that such person is not entitled to be indemnified under this Section or otherwise.

(b) Right of Claimant to Bring Suit.

(i) If a claim under paragraph (a) is not paid in full by the Corporation within thirty days after a written claim therefor has been received by the Corporation, the claimant may any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. In any such action, the burden of proof shall be on the Corporation to prove the claimant is not entitled to such payment.

(ii) Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that the claimant is entitled to indemnification or advancement under the circumstances, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) that the claimant is not entitled to indemnification or advancement, shall be a defense to the action or create a presumption that the claimant is not entitled to indemnification or advancement.

(c) Contractual Rights; Applicability.

The right to be indemnified or to the reimbursement or advancement of expenses pursuant hereto (i) is a contract right based upon good and valuable consideration, pursuant to which the person entitled thereto may bring suit as if the provisions hereof were set forth in a separate written contract between the Corporation and the director or officer, (ii) is intended to be retroactive and shall be available with respect to events occurring prior to the adoption hereof, and (iii) shall continue to exist after the rescission or restrictive modification hereof with respect to events occurring prior thereto.

(d) Requested Service.

Any director or officer of the Corporation serving, in any capacity, and any other person serving as director or officer of, (i) another organization of which a majority of the outstanding voting securities representing the present right to vote for the election of its directors or equivalent executives is owned directly or indirectly by the Corporation, or (ii) any employee benefit plan of the Corporation or of any organization referred to in clause (i), shall be deemed to be doing so at the written request of the Corporation's Board of Directors.

(e) Non-Exclusivity of Rights.

The rights conferred on any person by paragraphs (a) through (d) above shall not be exclusive of and shall be in addition to any other right which such person may have or may hereafter acquire under any statute, provision of the Certificate of Incorporation, Code of Regulations, bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

(f) Insurance.

The Corporation may maintain insurance, at its expense, to protect itself and any such director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

2.14 Failed Director Election. Any director who fails to receive the requisite number of votes for reelection shall be required to promptly tender his or her resignation to the Board. The corporate governance and nominating committee of the Board shall make a recommendation to the Board on whether to accept or reject the offer of resignation, or whether other action should be taken. In reaching its decision, the Board will consider the corporate governance and nominating committee's recommendation and may consider any other factors it deems relevant, which may include the director's qualifications, the director's past and expected future contributions to the Corporation, the overall composition of the Board and committees of the Board, whether accepting the tendered resignation would cause the Corporation to fail to meet any applicable rule or regulation (including the New York Stock Exchange listing standards and the requirements of the federal securities laws) and the percentage of outstanding shares represented by the votes cast at the meeting. The director who tenders his or her offer of resignation shall not participate in the corporate governance and nominating committee's recommendation or the Board's decision. The Board will act on the resignation within 90 days following certification of the stockholder vote for the meeting and will promptly disclose its decision and rationale as to whether to accept the resignation (or the reasons for rejecting the resignation, if applicable) in a press release, in a filing with the Securities and Exchange Commission or by other public announcement, which may include a posting on the Corporation's website.

3. COMMITTEES.

3.1 Committees of the Board. The Board may, by resolution adopted by a majority of the entire Board, at any time designate one or more committees, each committee to consist of one or more of the directors of the Corporation, except as otherwise provided by the Bylaws. In the absence or disqualification of any member of a committee, the member or members present at a meeting of the committee and not disqualified, whether or not a quorum, may unanimously appoint another director to act at the meeting in place of the absent or disqualified member. Any such committee, to the extent provided in such resolution, shall have and may exercise any or all of the authority and responsibility of the Board in the management of the business and affairs of the Corporation, except as otherwise provided by law, the Certificate of Incorporation or the Bylaws. Except as otherwise provided by the Certificate of Incorporation, the Bylaws or action of the Board, with respect to all standing committees of the Board, including the Audit Committee, a majority of each such committee shall be necessary to constitute a quorum. Each committee shall keep a record of its actions and all material actions taken by a committee on behalf of the Board shall be reported to the full Board periodically. In all other respects, the Board may, by resolution adopted by a majority of the entire Board, establish rules of procedure for a committee, including designating a member of a committee as its chair, and a committee shall meet as provided by those rules or by resolutions of the Board. In the absence of such rules each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II. In the absence of the designation by the Board of the chairman of a committee or the adoption by the Board of rules of procedure for a committee, the committee may adopt its own rules of procedure and elect its chair. In the event any or all of the members of any committee are required to be independent under any then applicable listing standards to which the Company is subject or any other legal requirement, for the performance of some, but not all, of the duties of such committee, the Board may establish a separate committee for the performance of only those duties the performance of which requires such independent directors.

The Board shall approve a charter describing the purposes, functions and responsibilities of each standing committee of the Board. Each standing committee of the Board shall prepare and recommend to the Board for its approval the committee's charter. Each standing committee of the Board shall have the authority and responsibility provided by its Board-approved charter, subject to further action by the Board, and no further authorization of the Board shall be necessary for actions by a committee within the scope of its charter. Any other committee of the Board may likewise prepare and

recommend to the Board a charter for the committee and shall have the authority and responsibility provided by its Board-approved charter.

4. OFFICERS.

4.1 Officers Generally; Security. The Board shall designate a Chairman of the Board (who shall not be considered an officer of the Corporation unless otherwise provided by the Board), a Chief Executive Officer, a President, one or more Vice Presidents (including an executive Vice President, if the Board so determines), a Secretary, a Treasurer and a General Counsel and shall designate an officer as chief financial officer and an officer as chief accounting officer and may designate such other officers, with such titles, authority and responsibility (including Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries), as the Board considers appropriate for the conduct of the business and affairs of the Corporation. Any two or more offices may be held by the same individual; provided, that the positions of Chairman of the Board and Chief Executive Officer shall not be held by the same individual. Unless sooner removed by the Board, all officers shall hold office until the next annual organizational meeting of the Board and until their successors shall have been duly elected and qualified, or until such person's earlier death or resignation. Any officer may be removed from office at any time, with or without cause, by action of the Board.

4.2 Chief Executive Officer. Subject to the control of the Board, the Chief Executive Officer of the Corporation shall have general management of the business of the Corporation, including the appointment of all officers and employees of the Corporation for whose election or appointment no other provision is made in these Bylaws; he shall also have the power, at any time, to discharge or remove any officer or employee of the Corporation other than those officers and employees whose election or appointment is otherwise provided for in these Bylaws, subject to the action thereon of the Board and shall perform all other duties appropriate to this office. Unless otherwise provided by the Board, the Chief Executive Officer shall preside at all meetings of the stockholders.

4.3 President. The President shall be the chief operating officer of the Corporation, shall assist the Chief Executive Officer in the general supervision of the business and affairs and all other officers of the Corporation and, subject to the direction of the Board, shall have the authority and responsibility customary to such office. In the absence of a Chief Executive Officer and unless otherwise provided by the Board, the President shall preside at all meetings of the stockholders.

4.4 Vice Presidents. The Board may elect one or more Vice Presidents, with such further titles (including designation as President of a division or operation of the Corporation) and with such authority and responsibility as the Board may determine. In the absence or disability of the President, his duties shall be performed by one or more Vice Presidents as designated by the Board.

4.5 Chief Financial Officer. The Board shall designate an officer as the chief financial officer of the Corporation, who shall have general supervision of the financial affairs and books on accounts of the Corporation, such other authority and responsibility as the Board may designate and, subject to the direction of the Board, the authority and responsibility customary to such office. In the absence or disability of the chief financial officer, his or her duties may be performed by any other officer designated by him or her, by the President or by the Board.

4.6 The Treasurer. The Treasurer (who may be the same as or different from the chief financial officer) shall have supervision and custody of all funds and securities of the Corporation and keep or cause to be kept accurate accounts of all money received or payments made by the Corporation, and shall have such other authority and responsibility as provided by the Bylaws or as the Board may designate and, subject to the direction of the Chief Financial Officer (if different) and the Board, the authority and responsibility customary to such office.

4.7 General Counsel. The Board shall designate a General Counsel for the Corporation, who shall be the Corporation's chief legal officer and shall have general supervision of the legal affairs of the Corporation and such other authority and responsibility as the Board may designate and, subject to the direction of the Board, the authority and responsibility customary to such office.

4.8 Secretary. The Secretary shall have custody of the minutes of the meetings of the Board, its committees and the stockholders, of the Certificate of Incorporation and the Bylaws (as amended from time to time) and such other records of the Corporation as respect its existence and authority to conduct business, shall have such other authority and responsibility as provided by the Bylaws or as the Board may designate and, subject thereto, the authority and responsibility customary to such office. The Secretary shall send out notices of meetings of the Board and stockholders as required by law or the Bylaws. The Secretary shall attend and keep the minutes of meetings of the Board except as the Board may otherwise designate.

4.9 Assistant Treasurers; Assistant Secretaries. In the absence or disability of the Secretary, his or her duties may be performed by an Assistant Secretary. In the absence or disability of the Treasurer, his or her duties may be performed by an Assistant Treasurer. Such assistant officers shall also have such authority and responsibility as may be assigned to them by the Board.

5. SHARES.

5.1 Certificates. Shares of the Corporation may be represented by certificates or may be uncertificated, but stockholders shall be entitled to receive share certificates representing their shares as provided by law. Share certificates shall be in such form as the Board may from time to time determine and shall be signed by the Chief Executive Officer or the President and countersigned by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary and embossed with the seal of the Corporation or, if not so signed and sealed, shall bear the engraved or printed facsimile signatures of the

officers authorized to sign and the engraved or printed facsimile of the seal of the Corporation. The death, incapacity, resignation or removal of an officer who signed or whose facsimile signature appears on a share certificate shall not affect the validity of the share certificate.

5.2 Transfers of Record. The shares of the Corporation shall, upon the surrender and cancellation of the certificate or certificates representing the same, be transferred upon the books of the Corporation at the request of the holder thereof, named in the surrendered certificate or certificates, in person or by his legal representatives or by his attorney duly authorized by written power of attorney filed with the Corporation or its transfer agent. In case of loss or destruction of a certificate of stock, another may be issued in lieu thereof in such manner and upon such terms as the Board shall authorize.

5.3 Record Dates. The Board may set a time, not more than 60 days nor less than 10 days prior to the date of any meeting of the stockholders, or not more than 60 days prior to the date set for the payment of any dividend or distribution or the date for the allotment of rights, or the date when any change or conversion or exchange of shares stock will be made or go into effect, as a record date for the determination of the stockholders entitled to notice of, or to vote at, any such meeting, or entitled to receive payment of any such dividend or distribution, or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversion, or exchange of shares of the Corporation. In such case, only such stockholders as shall be stockholders of record on the date so set shall be entitled to notice of, or to vote at, such meeting, or to receive payment of such dividend or distribution, or to receive such allotment of rights, or exercise such rights, as the case may be, notwithstanding any transfer of shares of the Corporation on the books of the Corporation after any record date set as aforesaid.

If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of, or to vote, at any such meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of, or to vote, at any such meeting shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

6. MISCELLANEOUS.

6.1 Seal. The Corporation shall have a seal that shall contain the words "Spirit AeroSystems Holdings, Inc." and may be affixed to documents of the Corporation as *prima facie* evidence of the act of the Corporation to the extent provided by law.

6.2 Fiscal Year. The fiscal year of the Corporation shall end on the 31st day of December.

6.3 <u>Voting of Shares in Other Corporations</u>. Shares in other corporations which are held by the Corporation may be represented and voted by the president or a vice president of this Corporation or by proxy or proxies appointed by one of them. The Board may, however, appoint some other person to vote the shares.

6.4 <u>Amendments</u>. These Bylaws may be amended, repealed or adopted by the stockholders or by a majority of the entire Board; provided, that only the stockholders may amend or repeal Sections 2.4(d), 2.9(b), 2.9(c) and 2.11 of these Bylaws. Any Bylaw adopted by the Board may be amended or repealed by the stockholders.
